Notice of the
176th Annual Meeting of Shareholders
and Management Proxy Circular
MARCH 4, 2008
YOUR PARTICIPATION IS IMPORTANT - PLEASE TAKE A MINUTE TO VOTE.
Voting Instructions Commence on page 1
IMPORTANT INFORMATION FOR SHAREHOLDERS

Dear Shareholders,
You are invited to attend the 176th Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at the Shaw Conference Centre in Edmonton, Alberta, at 10:00 a.m. (Mountain Time) on Tuesday, March 4, 2008. The Annual Meeting gives you the opportunity to learn more about your Bank, receive its financial results, and hear about our plans for the future. You will also meet our directors and senior management.
The attached Notice of Meeting and Management Proxy Circular describes the business to be conducted at the Annual Meeting. Even if you cannot attend the Annual Meeting, it is important that your shares be represented and voted, by using the enclosed proxy or voting instruction form. We encourage you to familiarize yourself with the information in the Management Proxy Circular, and then vote as soon as possible. We look forward to your participation.
We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank website at www.scotiabank.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.
Sincerely,

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

NOTICE OF 176TH ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Tuesday, March 4, 2008
at	10:00 a.m. (Mountain Time)
at the	Shaw Conference Centre, Hall C
9797 Jasper Avenue
Edmonton, Alberta
T5J 1N9
for the following purposes:
•	to receive the financial statements for the fiscal year ended October 31, 2007 and the Auditors’ Report on the financial statements;

•	to elect directors;

•	to appoint KPMG LLP as auditors;

•	to consider certain proposals submitted by shareholders (included in Schedule A of the attached Management Proxy Circular); and

•	to transact such other business as may properly be brought before the meeting.
As of the record date, January 14, 2008, there were 985,301,500 Bank common shares outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.
Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 3, 2008, 5:00 p.m. Eastern Standard Time.

By order of the Board

Toronto, Ontario, Canada	Deborah M. Alexander
January 14, 2008	Executive Vice-President
General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements and interim MD&A by mail during 2008, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return an enclosed quarterly report request form. If you do not return this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Scotiabank website at www.scotiabank.com.
Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

Table of Contents
Management Proxy Circular

Part I — Voting
Who Can Vote	1
Voting in Person	1
Voting by Proxy	1
Beneficial Owners (Non-Registered Holders)	2
Votes Required for Approval	3
Solicitation of Proxies	3
Part II — Business of the Meeting
Financial Statements	3
Election of Directors	3
Appointment of Auditors	10
Shareholder Proposals	11
Part III — Corporate Governance
Corporate Governance Regulation	12
Committee Reports	13
Audit and Conduct Review Committee	13
Corporate Governance and Pension Committee	14
Executive and Risk Committee	15
Human Resources Committee	15
Part IV — Compensation and Other Information
Compensation of Directors	16
Human Resources Committee Report on Executive Compensation	20
Executive Compensation	29
Performance Share Units (PSUs)	31
Stock Options	31
Securities Authorized for Issuance under Equity Compensation Plans	32
Retirement Benefits	32
Change of Control and Termination Without Cause	34
Total Annual Compensation	35
Share Performance Graph	37
Indebtedness of Directors and Executive Officers	37
Directors’ and Officers’ Insurance	39
Normal Course Issuer Bid	39
Additional Documentation	39
Directors’ Approval	39
Schedule A
Proposals Submitted by Shareholders	40
Appendix 1
Statement of Corporate Governance Practices	50
Appendix 2
Director Independence Standards	57
NOTE: Registered shareholders receive a form of proxy with this Management Proxy Circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see “Voting by Proxy.” Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this Management Proxy Circular; see “Beneficial Owners (Non-Registered Holders).”

THE BANK OF NOVA SCOTIA
MANAGEMENT PROXY CIRCULAR
All information is as of January 3, 2008, unless otherwise indicated.
     This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “Bank”) of proxies for use at the Annual Meeting of Shareholders of the Bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?
One Vote Per Share
January 14, 2008, is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.
     Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the Bank (“Bank common share”) registered in his or her name as of January 14, 2008. As of January 3, 2008, there were 985,207,104 Bank common shares outstanding.
     Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the Directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued and outstanding shares of any class.
Voting Restrictions
The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.
     For more information about voting rights, contact the Secretary of the Bank.
VOTING IN PERSON
Registered shareholders who attend the meeting in Edmonton on March 4, 2008, can cast one vote for each Bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the Bank’s shareholders are beneficial shareholders. If you are a beneficial shareholder, please see the section below entitled “Beneficial Owners (Non-Registered Holders).”
VOTING BY PROXY
If you do not plan to come to the meeting, you can vote by using the form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.
What Is a Proxy?
A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)
Appointing a Proxyholder
Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are Directors of the Bank, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.
     If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote”).
     To record your vote, you must return the signed proxy by March 3, 2008, 5:00 p.m. Eastern Standard Time,

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to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at:
100 University Avenue, 9th floor
Toronto, Ontario M5J 2Y1
or
Fax: 416-263-9524 or 1-866-249-7775
Changing Your Mind
If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:
The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: Deborah M. Alexander
Executive Vice-President,
General Counsel and Secretary
Fax: 416-866-5090
OR
The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: John Oliver
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920
     The proxy can be revoked if a revocation: (i) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (ii) is deposited with the Chairman of the meeting on the day of the meeting (or of the continuation), or (iii) in any other way the law permits.
     If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, by March 3, 2008, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.
Your Proxy Vote
If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by March 3, 2008, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.
     If you have NOT specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:
•	FOR the election as Directors of the nominees whose names are set out in this Management Proxy Circular;

•	FOR the appointment of KPMG LLP as auditors; and

•	AGAINST the shareholders’ proposals described in Schedule A.
     For more information on any of these matters, see Part II, “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. The notice includes all the matters to be presented at the meeting that are known to management as of this date.
Confidentiality
All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.
BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)
Most shareholders are “beneficial owners” who are non-registered shareholders. Their Bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).
     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit

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the non-registered holders to direct the voting of the Bank common shares which they beneficially own.
     If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.
VOTES REQUIRED FOR APPROVAL
All of the matters to come to a vote at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.
SOLICITATION OF PROXIES
The Bank’s management requests that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.
     The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS
The Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended October 31, 2007, are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular and/or is available on the Bank’s website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov (EDGAR Company Filings).
ELECTION OF DIRECTORS
The nominees proposed for election as Directors, which were recommended by the Corporate Governance and Pension Committee to the Board of Directors, are listed below under the heading “Director Nominees”. The number of Directors to be elected at the meeting is 14. The term of office of each Director expires at the close of the next Annual Meeting of Shareholders following the election of the Director. As Mrs. McDougall is no longer eligible to stand for re-election at the Annual Meeting, she will be retiring from the Board at that meeting but will continue to act as a director until then. Mr. Schwartz retired from the Board of Directors effective November 19, 2007. Mr. Schwartz has been appointed an honorary director of the Bank. The Board intends to appoint Mrs. McDougall as an honorary director following the Annual Meeting.
The Proposed Nominees
The following are the nominees proposed for election as Directors of the Bank. All are currently Directors of the Bank.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

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Director Nominees

Mr. Brenneman, age 61, is President and Chief Executive Officer of Petro-Canada, an oil and gas company. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman sits on the boards of Petro-Canada, BCE Inc. and Syncrude Canada Ltd. and has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College and the new Alberta Children’s Hospital. Mr. Brenneman did not serve as a director of any other publicly-traded companies during the period from 2003 to 2007.

Ronald A. Brenneman	Areas of Expertise: Oil and Gas, Finance, Management
Calgary, Alberta,
Canada	Scotiabank Board Details:
• Director since March 28, 2000
Shares: 49,421	• Member of: Audit and Conduct Review Committee (and is the Committee’s designated financial expert) and Human Resources Committee
DDSUs: 22,723
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2017

Mr. Chen, age 62, is Counsel to Rajah & Tann, advocates and solicitors, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore. Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A. and of the Advisory Board of the Faculty of Management at Dalhousie University.

Mr. Chen sits on the boards of several corporations including Amatil Investments (Singapore) Pte Ltd., Polo Ralph Lauren Sourcing Company Limited and The Bank of Nova Scotia Asia Limited. In addition, at different times during the period from 2003 to 2007, Mr. Chen served as a director of the following publicly-traded companies: Keppel Hitachi Zosen Limited, Superior Multi-Packaging Ltd. and Wearnes International (1994) Limited.
C.J. Chen
Singapore	Areas of Expertise: Asian economic and foreign policy, Law, Corporate and Capital Markets
Scotiabank Board Details:
Shares: 33,624	• Director since October 30, 1990
DDSUs: 9,692	• Member of: Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2016

Ms. Everett, age 51, is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, and Royal Canadian Properties Limited, a real estate and property development company. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Manitoba Telecom Services Inc., Centre Venture Development Corporation and Winnipeg Harvest Inc. She is a member of the World Presidents Organization. Ms. Everett did not serve as a director of any other publicly-traded companies during the period from 2003 to 2007.

N. Ashleigh Everett	Areas of Expertise: Retail and Real Estate Development, Management
Winnipeg, Manitoba,	Scotiabank Board Details:
Canada	• Director since October 28, 1997
• Member of: Corporate Governance and Pension Committee and Human Resources Committee
Shares: 12,308	• Meets Share Ownership Guidelines
DDSUs: 16,143	• Independent
• Latest Retirement Date: ineligible for re-election in March 2027

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Mr. Kerr, age 63, is Chairman of Lignum Investments Ltd., a privately-held investment company and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley.

Mr. Kerr is Chair of the Vancouver Foundation. In addition, at different times during the period from 2003 to 2007, Mr. Kerr served as a director of the following publicly-traded companies: Riverside Forest Products Ltd., Louisiana Pacific Corporation and Bombardier Inc.

John C. Kerr, C.M.,	Areas of Expertise: Forest Products, Finance
O.B.C., LL.D.
Vancouver, British	Scotiabank Board Details:
Columbia, Canada	• Director since March 30, 1999
• Member of: Corporate Governance and Pension Committee and Human Resources Committee
Shares: 11,800	• Meets Share Ownership Guidelines
DDSUs: 21,682	• Independent
• Latest Retirement Date: ineligible for re-election in March 2015

The Honourable Michael J.L. Kirby Nepean, Ontario, Canada	Mr. Kirby, age 66, is Chairman of The Mental Health Commission of Canada and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University.

Mr. Kirby sits on the boards of Brainhunter Inc., Extendicare REIT, Indigo Books and Music Inc., MDC Partners Inc. and Ontario Energy Savings Corporation, the administrator of Energy Savings Income Fund. Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology. In addition, at different times during the period from 2003 to 2007, Mr. Kirby served as a director of the following publicly-traded companies: Azure Dynamics Corporation, Maxxcom Inc., CPI Plastics Group Limited and Extendicare Inc.

Shares: 1,510	Areas of Expertise: Public Policy, Finance and Mathematics
DDSUs: 25,236
Scotiabank Board Details:
• Director since March 28, 2000
• Member of: Audit and Conduct Review Committee (Chair) and Executive and Risk Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2012

Mr. Lemaire, age 69, is Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products. He holds a Master’s Degree in Commerce from the University of Sherbrooke and an Honorary Doctorate in Administration.

Mr. Lemaire sits on the boards of Cascades Inc., Junex Inc. and a number of boards within the Cascades group of companies. During the period from 2003 to 2007, Mr. Lemaire served as a director of Norampac Inc., which was, until 2007, a publicly-traded company.

Laurent Lemaire	Areas of Expertise: Management, Manufacturing and Forest Products
Warwick, Quebec,
Canada	Scotiabank Board Details:
• Director since March 31, 1987
Shares: 18,966	• Member of: Executive and Risk Committee and Human Resources Committee
DDSUs: 0	• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2009

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Mr. Mayberry, age 63, is a corporate director and the retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He has been awarded an Honorary Doctor of Laws from McMaster University and is a member of the Order of Canada.

Mr. Mayberry sits on the board of MDS Inc., where he also serves as Non-Executive Chairman. In addition, at different times during the period from 2003 to 2007, Mr. Mayberry served as a director of the following publicly-traded companies: CFM Corporation, Decoma International Inc., Dofasco Inc. and Inco Limited.

John T. Mayberry,	Areas of Expertise: Primary Steel Products and Management
C.M.
Burlington, Ontario,	Scotiabank Board Details:
Canada	• Director since March 29, 1994
• Member of: Executive and Risk Committee (Chair) and Human Resources Committee
Shares: 11,832	• Meets Share Ownership Guidelines
DDSUs: 23,845	• Independent
• Latest Retirement Date: ineligible for re-election in March 2015

Elizabeth Parr-Johnston,	Dr. Parr-Johnston, age 68, is President of Parr Johnston Economic and Policy Consultants. She holds a B.A. from Wellesley College and a M.A. and Ph.D. in economics from Yale University. She has research expertise in economic and public policy and speaks and writes on higher education in Canada, public policy and general management issues.

Dr. Parr-Johnston is the former President and Vice-Chancellor of the University of New Brunswick (1996-2002) and of Mount Saint Vincent University (1991-1996). She currently sits on several boards, including Emera Incorporated, the Social Research and Demonstration Corporation, the Canadian Millennium Scholarship Foundation, the National Theatre School and the Council of Canadian Academies. She is Chair of the Council of Canadian Academies. In addition, at different times during the period from 2003 to 2007, Dr. Parr-Johnston served as a director of the following publicly-traded companies: Empire Company Limited, Nova Scotia Power Incorporated and FPI Limited.
C.M., Ph.D., D.Litt.
Chester Basin,	Areas of Expertise: Education, Public Policy and Economics
Nova Scotia, Canada
Scotiabank Board Details:
Shares: 9,620	• Director since October 26, 1993
DDSUs: 20,059	• Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2010

Alexis E. Rovzar de la Torre New York, New York, U.S.A.	Mr. Rovzar, age 56, is Executive Partner in charge of the Latin America practice of White & Case LLP, a global law firm. He has a J.D. from the National University of Mexico. He is authorized to practice law in Mexico.

Mr. Rovzar sits on the boards of several companies, including: Fomento Económico Mexicano, S.A. (FEMSA), Coca-Cola Femsa, S.A. (KOF) and Grupo BIMBO, S.A. He is also a member of the advisory board of Grupo ACIR Communicaciones, S.A. de C.V. and is a director of Compañía Occidental Mexicana, S.A. Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member of Procura, A.C., Appleseeds, Reintegra, A.C., ProVivah, Endeavor Mexico, the U.S.-Mexico Chamber of Commerce and the Society of the Americas in New York and the Patronato del Instituto Nacional de Pediatría. Mr. Rovzar chairs the Board of the Philharmonic Orchestra of the Americas, is a member of the Board of International Overseers of Tufts University, the Center on Philanthropy of Indiana University and the Mexican Mediation Institute, among other professional organizations. Mr. Rovzar did not serve as a director of any other publicly-traded companies during the period from 2003 to 2007.

Shares: 4,392	Areas of Expertise: Law and International Business
DDSUs: 0
Scotiabank Board Details:
• Director since December 31, 2005
• Member of: Corporate Governance and Pension Committee
• Has until fiscal 2013 to meet the Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2022

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Arthur R.A. Scace,	Mr. Scace, age 69, is Chairman of the Board of the Bank. He has a B.A. from the University of Toronto and the University of Oxford, a M.A. from Harvard University and LL.B. from Osgoode Hall. He was called to the bar in Ontario in 1967.

Mr. Scace sits on the boards of several companies, including Garbell Holdings Limited, Gardiner Group Capital Limited, Gerdau Ameristeel Corporation, Lallemand Inc., Sceptre Investment Counsel Limited and WestJet Airlines Ltd. He is the former Chairman of the Canadian Opera Company and is a former Treasurer of the Law Society of Upper Canada. Mr. Scace is also involved in many other philanthropic organizations. In addition to the above, at different times during the period from 2003 to 2007, Mr. Scace served as a director of the following publicly-traded companies: The Canada Life Assurance Company, Canada Life Financial Corporation, Brompton Equity Split Corp. and Brompton Split Banc Corp.
C.M., Q.C.
Toronto, Ontario,	Areas of Expertise: Governance and Law
Canada
Scotiabank Board Details:
Shares: 15,838	• Director since March 25, 1997. Chairman since March 2, 2004.
DDSUs: 14,175	• Member of: Executive and Risk Committee and Human Resources Committee (Chair). Ex-officio member of Audit and Conduct Review Committee and Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2009

Allan C. Shaw, C.M.,	Mr. Shaw, age 65, is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw is Chair of Canadian Policy Research Networks Inc., Ottawa; Member, Board of Trustees, Ernest C. Manning Awards Foundation, Calgary; Director, Canadian Centre for Ethics in Public Affairs (CCEPA); Director, Dalhousie Medical Research Foundation; and Executive in Residence and Member, Advisory Board, Faculty of Management, Dalhousie University. Mr. Shaw did not serve as a director of any other publicly-traded companies during the period from 2003 to 2007.
LL.D.
Halifax, Nova Scotia,	Areas of Expertise: Manufacturing, Real Estate Development and Governance
Canada
Scotiabank Board Details:
Shares: 72,581	• Director since September 30, 1986
DDSUs: 24,882	• Member of: Corporate Governance and Pension Committee (Chair) and Executive and Risk Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2013

Paul D. Sobey	Mr. Sobey, age 50, is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia.

Mr. Sobey is a member of the Board of Governors of St. Mary’s University. Mr. Sobey sits on the boards of Empire Company Limited, Sobeys Inc., Emera Incorporated and Crombie REIT. At different times during the period from 2003 to 2007, Mr. Sobey served as Chairman and a director of Wajax Income Fund (formerly Wajax Limited) and as a director of Nova Scotia Power Incorporated.
Kings Head, Pictou	Areas of Expertise: Retail Business, Management and Finance
County, Nova Scotia,
Canada	Scotiabank Board Details:
• Director since August 31, 1999
Shares: 16,000 DDSUs: 21,906	• Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2028

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Ms. Thomas, age 58, is a corporate director with experience in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of Spectrum Brands Corporation (formerly Rayovac Corporation) and the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and a director of The Dial Corporation. She has held the positions of President of Warner-Lambert Consumer Healthcare Company (1997 to 2000) and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997).

Barbara S. Thomas	Areas of Expertise: Consumer Products Management, Brand Management and Management
Belleair, Florida, U.S.A.
Scotiabank Board Details:
Shares: 5,561	• Director since September 28, 2004
DDSUs: 0	• Member of: Audit and Conduct Review Committee and Human Resources Committee (since March 2007)
• Has until fiscal 2013 to meet the Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in March 2020

Mr. Waugh, age 60, is President and Chief Executive Officer of the Bank. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s investment, corporate, international and retail banking areas. Mr. Waugh has a Bachelor of Commerce (Honours) degree from the University of Manitoba, a M.B.A. from York University and Honorary Doctorates from Assumption University and York University. He is also a Fellow of the Institute of Canadian Bankers.

Mr. Waugh serves on the boards of several of the Bank’s international subsidiaries. Mr. Waugh also participates and is active on a number of philanthropic boards and organizations. Mr. Waugh served as a director of Inco Limited during the period from July 2005 to October 2006, and did not serve as a director of any other publicly-traded companies during the period from 2003 to 2007.

Richard E. Waugh	Areas of Expertise: Banking, Management, International Markets
Toronto, Ontario,
Canada	Scotiabank Board Details:
• Director since March 25, 2003
• Member of: Executive and Risk Committee
Shares: 115,221	• Meets Share Ownership Guidelines
DSUs: 348,170	• Non-independent (President and CEO of the Bank)
• Latest Retirement Date: ineligible for re-election in March 2018

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.
2.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.
Interlocking Directorships
Directors of the Bank who serve together on the boards of directors of other companies are as follows:

COMPANY	DIRECTORS OF THE BANK

Emera Corporation	Dr. Parr-Johnston and Mr. Sobey

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Board and Committee Meetings Held
Below is a summary of Board and Committee meetings held during fiscal 2007. The Directors have the opportunity to hold “in camera” sessions without management present at every Board and Committee meeting held. An “in camera” session without management present was held at every Board meeting during fiscal 2007.

Board	9
Audit and Conduct Review Committee	8
Corporate Governance and Pension Committee	4
Executive and Risk Committee	12
Human Resources Committee	4

Total number of meetings held	37

1.	Regional Advisory Committee Meetings were held in Vancouver (4) and Montreal (2).

Summary of Attendance of Directors
A summary of attendance for Board and Committee members during fiscal 2007 is set out below:

	BOARD MEETINGS	COMMITTEE MEETINGS	% OF BOARD MEETINGS	% OF COMMITTEE
NAME	ATTENDED	ATTENDED	ATTENDED	MEETINGS ATTENDED
Ronald A. Brenneman	9 of 9	8 of 8 (ACRC) 4 of 4 (HRC)	100	100
C.J. Chen	9 of 9	4 of 4 (CGPC)	100	100
N. Ashleigh Everett	9 of 9	4 of 4 (CGPC) 4 of 4 (HRC)	100	100
John C. Kerr	8 of 9	3 of 4 (CGPC) 4 of 4 (HRC)	89	88
Michael J.L. Kirby	9 of 9	8 of 8 (ACRC — Chair) 12 of 12 (ERC)	100	100
Laurent Lemaire	9 of 9	12 of 12 (ERC) 4 of 4 (HRC)	100	100
John T. Mayberry	9 of 9	10 of 12 (ERC — Chair) 3 of 4 (HRC)	100	81
Barbara J. McDougall	9 of 9	8 of 8 (ACRC) 4 of 4 (HRC)	100	100
Elizabeth Parr-Johnston	9 of 9	8 of 8 (ACRC) 4 of 4 (CGPC)	100	100
Alexis E. Rovzar de la Torre[1]	9 of 9	4 of 4 (CGPC)	100	100
Arthur R.A. Scace[2]	9 of 9	12 of 12 (ERC) 4 of 4 (HRC — Chair)	100	100
Allan C. Shaw	9 of 9	4 of 4 (CGPC — Chair) 12 of 12 (ERC)	100	100
Paul D. Sobey	9 of 9	8 of 8 (ACRC) 4 of 4 (CGPC)	100	100
Barbara S. Thomas[3]	9 of 9	8 of 8 (ACRC) 3 of 3 (HRC)	100	100
Richard E. Waugh[4]	9 of 9	12 of 12 (ERC)	100	100

Legend:

ACRC — Audit and Conduct Review Committee	CGPC — Corporate Governance and Pension Committee
ERC — Executive and Risk Committee	HRC — Human Resources Committee
1.	Occasionally, Directors may attend committee meetings for education purposes. Mr. Rovzar attended 6 Audit and Conduct Review Committee meetings for this purpose in fiscal 2007. He was also invited to attend 1 Executive and Risk Committee meeting which was held in Mexico.

Scotiabank 9

2.	Mr. Scace is an ex-officio member of the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee. Mr. Scace attended 8 of 8 Audit and Conduct Review Committee meetings and 4 of 4 Corporate Governance and Pension Committee meetings in his capacity as an ex-officio member.

3.	Ms. Thomas was appointed a member of the Human Resources Committee on March 5, 2007.

4.	Mr. Waugh is not a member of any Board Committees except for the Executive and Risk Committee; he attended all other committee meetings as a management invitee.

5.	Mr. Schwartz, who retired from the Board effective November 19, 2007, attended the following meetings in fiscal 2007: 9 of 9 Board meetings and 12 of 12 Executive and Risk Committee meetings.
Director Attendance at Annual Meeting
The Bank encourages Board members to attend the Bank’s Annual Meeting. At the last Annual Meeting held on March 6, 2007, all of the Board members attended.
APPOINTMENT OF AUDITORS
KPMG LLP has served continuously as one of the Bank’s auditors since 1992 and became the Bank’s sole auditor on March 3, 2006, when it was re-appointed by the shareholders at the Bank’s Annual Meeting.
     PricewaterhouseCoopers LLP also served as one of the Bank’s auditing firms from 1992 until its resignation on December 20, 2005, following the Audit and Conduct Review Committee’s decision to move to a single auditor.
     Management proposes that KPMG LLP be re-appointed as the Shareholders’ Auditors of the Bank. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of the next Annual Meeting.
Shareholders’ Auditors’ Services Pre-approval Policies and Procedures
The Audit and Conduct Review Committee has adopted policies and procedures (the ''Policies’’) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to specify the scope of services to be performed by the Bank’s Shareholders’ Auditors and to ensure the independence of the Bank’s Shareholders’ Auditors is not compromised through engaging them for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: Audit services (all such engagements provided by the Bank’s Shareholders’ Auditors as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Shareholders’ Auditors (primarily audit and audit-related services). The Bank’s Shareholders’ Auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act, 2002, Canadian independence standards for auditing and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.

Scotiabank 10

Fees Paid to Shareholders’ Auditors
Fees paid by the Bank to the Shareholders’ Auditors, KPMG LLP, for the years ended October 31, 2007 and October 31, 2006 were as follows:

For the fiscal years ($ millions)	2007	2006[1]

Audit services	$13.4	$12.8
Audit-related services	0.4	0.1
Tax services outside the audit scope	0.2	0.3
Other non-audit services	0.3	0.1

	$14.3	$13.3

1.	PricewaterhouseCoopers LLP ceased to be the Shareholders’ Auditors as of its resignation on December 20, 2005. Up to December 20, 2005, fees attributable to PricewaterhouseCoopers LLP were approximately $0.4 million.
Description of the nature of the above-noted services:

•	Audit services generally relate to the statutory audits of financial statements, accounting consultation, other regulatory-required auditor attest services related to the financial statements, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, and audits of employee benefit plans and other associated entities. In 2007, these services included specified procedures with respect to a potential international acquisition.

•	Tax services outside of the audit scope represent primarily specified procedures with respect to specific tax requirements relating to the corporate tax returns of a subsidiary, assistance with the preparation of personal tax returns of individuals not in financial reporting or accounting roles, specified review procedures required by local tax authorities, and attestation on tax returns of certain subsidiaries as required by local tax authorities. The 2006 fees also included specific procedures relating to the preparation of certain corporate tax returns.

•	Other non-audit services are primarily foreign language translation services.
SHAREHOLDER PROPOSALS
Attached to this Management Proxy Circular as Schedule A are 14 proposals which shareholders of the Bank plan to raise at the meeting. These proposals relate to the following:
•	adoption of a shareholder advisory vote on executive compensation;

•	10% increase in dividends for shareholders holding their Bank shares for over two years;

•	voting rights limited to shareholders who have held their Bank shares for more than one year;

•	additional funds be included in the Scotiabank pension plans for employees in the event of a merger;

•	50% of the directors of the Bank will be women within three years;

•	information on pay equity;

•	prior shareholder approval of the compensation policy for executive officers;

•	prohibition of option exercises by executive officers prior to their retirement;

•	disclosure of the Bank’s interests in hedge funds and high-risk mortgages;

•	cumulative voting for the election of directors;

•	regarding the selection of directors who effectively represent shareholders;

•	re-examining executive compensation disclosure to ensure legal compliance;

•	implementation of a system to shift executive compensation to charitable purposes; and

•	full effect being given to the Bank’s majority voting policy.
     If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these 14 proposals.

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Part III — CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION
The Board of Directors and management believe that a strong, effective, independent Board plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The Board is committed to meeting high standards of corporate governance in all aspects of the Bank’s affairs.
     The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. Our corporate governance practices meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”), which include Multilateral Instrument 52-110, Multilateral Instrument 52-109, National Policy 58-201 and National Instrument 58-101. Our practices also comply with applicable requirements of the New York Stock Exchange (“NYSE”) and the Sarbanes-Oxley Act of 2002 (“SOX”), including applicable rules of the U.S. Securities and Exchange Commission (“SEC”). The Bank is not required to comply with most of the NYSE corporate governance rules (the “NYSE Corporate Governance Rules”). However, except as summarized in the Corporate Governance section of the Bank’s website at www.scotiabank.com, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.
     Appendix 1 sets forth a summary of the Bank’s corporate governance practices, provides additional information required by the CSA and references those requirements of the NYSE and SOX applicable to the Bank, to demonstrate our commitment to compliance. In addition, the mandates, activities and certain accomplishments of the Committees of the Board are described below in the Committee Reports.
     The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the Bank’s website at www.scotiabank.com and in print to any shareholder who requests a copy from the Secretary of the Bank. Additional information on the Bank’s Audit and Conduct Review Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the Bank’s Annual Information Form at www.sedar.com under the heading “The Bank’s Audit and Conduct Review Committee”.

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COMMITTEE REPORTS
Audit and Conduct Review Committee Report
Members: Michael J.L. Kirby — Chairman, Ronald A. Brenneman (financial expert), Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey and Barbara S. Thomas. Ex-officio — Arthur R.A. Scace.
The Audit and Conduct Review Committee is responsible for supervising the quality, integrity and timeliness of the Bank’s financial reporting. The Committee also fulfils the role of the Bank’s conduct review committee as required under the Bank Act. In this capacity, the Committee’s responsibilities include reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest and identifying potential conflict situations.
     The Audit and Conduct Review Committee is comprised exclusively of outside directors and all members are independent under the rules of the CSA, NYSE and the SEC. At each of its meetings the Committee held an “in camera” session without management present. All members of the Audit and Conduct Review Committee are financially literate, and one or more members of the Committee have the required attributes of a “financial expert” as defined under SOX. The Board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.
     The Committee reviewed, and recommended for approval by the Board, the Bank’s annual consolidated financial statements, and the related management’s discussion and analysis, financial releases and unaudited interim financial statements and related management’s discussion and analysis on a quarterly basis, and the Annual Information Form.
     A key responsibility of the Committee is to provide an open avenue of communication between the Bank’s internal audit department, the Shareholders’ Auditors and the Board of Directors. The Shareholders’ Auditors report directly to the Committee and are invited to attend each meeting of the Committee and meet with the members without management present. The Committee reviews the Bank’s relationship with the Shareholders’ Auditors, who also provide the Committee with ongoing assurance of their independence and other qualifications. The Committee retains and terminates the Shareholders’ Auditors, subject to shareholder approval. The Chief Auditor (who is head of the Bank’s internal audit department) also attends each meeting of the Committee and meets with the members without the presence of management. The Committee reviews the annual internal audit plan, reviews the mandate for the Audit Department and the position description for the Chief Auditor and assesses the performance of the Bank’s internal audit function. The Committee also meets with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss supervisory results.
     The Committee has also established policies and procedures for pre-approval of audit and permitted non-audit services. For more detail on these policies and the other activities of the Audit and Conduct Review Committee, see the discussion on the Audit and Conduct Review Committee in the Bank’s Annual Information Form which is available at www.sedar.com. For a complete list of the Committee’s duties and responsibilities, please see the Audit and Conduct Review Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Key Accomplishments — 2007:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2007. Key accomplishments of the Committee in 2007 are as follows:
•	Financial Controls: In carrying out its responsibility for the integrity of the Bank’s financial statements and reporting to the Bank’s shareholders, the Committee reviewed, and recommended to the Board for approval, the Bank’s Internal Control Policy. The Board approved this Policy in May 2007. The Committee has overseen the Bank’s design, implementation and evaluation of this effective program to comply with SOX and Multilateral Instrument 52-109.

•	International Accounting Standards: The Committee was presented with an overview of the implications of the Canadian Accounting Standards Board’s plan to move to International Financial Reporting Standards (“IFRS”). This presentation included highlights of the significant differences between IFRS and Canadian GAAP that will impact the Bank, other potential transitional issues and adjustments and a high-level implementation plan for the Bank.

•	Whistleblower Policy: The Committee reviewed the Bank’s Financial Reporting Whistleblower Policy and Procedures (Supplemental to the Guidelines for Business Conduct).

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•	Auditor Independence: The Committee approved a revised policy on the hiring of employees from the Shareholders’ Auditors. The Policy on Employment of Personnel from the External Auditor is another means of ensuring that the Bank facilitates the ongoing independence of the Shareholders’ Auditors.

•	Pre-Approval of Services by Shareholders’ Auditors: The Committee reviewed and revised the Bank’s Policy for the Pre-Approval of Services Performed by the External Auditor to reflect the fact that the Bank moved to a sole auditor in 2006.

•	Audit Planning Report: The Committee oversaw the Shareholders’ Auditors’ conduct of an integrated audit. The integrated audit included the Shareholders’ Auditors’ opinion on the effectiveness of the Bank’s internal control over financial reporting.
Corporate Governance and Pension Committee Report
Members: Allan C. Shaw — Chairman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, Elizabeth Parr-Johnston, Alexis E. Rovzar, Paul D. Sobey. Ex-officio — Arthur R.A. Scace.
The Corporate Governance and Pension Committee acts as an advisor to the Board of Directors to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s overall approach to corporate governance. As the Committee is also responsible for Director nominations, the Committee is comprised entirely of independent Directors. At each of its meetings the Committee was given an opportunity to hold an “in camera” session without management present.
     The Committee reviews, at least annually, the Bank’s Corporate Governance Policies and assesses the Bank’s compliance. The Committee makes recommendations to the Board on emerging best practices and other policy improvements. In assessing the Bank’s corporate governance practices, the Committee reviews the relationship between management and the Board of Directors and makes recommendations as it deems appropriate. The Committee’s mandate also includes responsibility for recommending Director compensation, responding to shareholder proposals and oversight of the Bank’s governance culture. As part of its overall evaluation of the Bank’s corporate governance practices, the Committee has developed a robust process for assessing the performance and effectiveness of the Board of Directors and its committees and to ensure that annual evaluations are completed. In addition to a detailed questionnaire completed by each director, this process includes interviews with each director by the Chairman of the Board and the Chairman of the Committee and a review of individual directors’ performance, including the Chief Executive Officer and the Chairman of the Board. All comments are acted upon in a timely manner. This process has resulted in the establishment of pre-Board discussions on matters of interest to the Board and educational programs on select aspects of the Bank. At an earlier date, the Committee engaged an outside consultant to undertake a review process. However, the Board determined that a new enhanced internal process was more productive in the evaluation and enhancement of performance and conducive to bringing forward new initiatives. The Committee also establishes, and revises as necessary, the expectations and responsibilities of individual directors, committee chairs and committees.
     The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a Bank Director. The Committee will also identify and recommend qualified nominees, mindful of the Board’s Independence Standards. The Committee reviews the appropriateness of the Board’s current size and the composition of the Board as a whole. The Committee has set up a consultative process to advise on a successor to the Chairman of the Board and has retained an outside consultant to advise on process and potential Board nominees.
     The Committee also has responsibility for overseeing the administration of the Bank’s pension plan. The Committee monitors that the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation. The Committee monitors and supervises the activities of the Pension Administration and Investment Committee and reviews its reports. The Committee also reviews the report of the auditor of the fund.
Key Accomplishments — 2007:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2007. Key accomplishments of the Committee in 2007 are as follows:
•	Board Succession: The Committee reviewed the current Board and committee demographics with a view to assessing potential Director candidates. The Committee also retained external consultants to assist in identifying potential

Scotiabank 14

candidates that fulfill the Bank’s criteria with required skills, capabilities and experiences to meet the Bank’s long term strategies.

•	Review of Corporate Governance Policies: The Committee undertook a comprehensive review of all of the Board’s Corporate Governance Policies and committee charters and recommended certain amendments to the Board for approval. The Board approved these amendments in June 2007.

•	Review of Scotiabank Pension Plan: The Committee recommended certain changes to the Board which were approved in November 2005. In April 2007, the Committee also approved an increase to payments under the Plan.
     For more detailed information about the Bank’s system of corporate governance, please see the discussion in Appendix 1 to this Management Proxy Circular, which sets forth a summary of the Bank’s corporate governance practices. For a complete list of the Committee’s duties and responsibilities, please see the Corporate Governance and Pension Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Executive and Risk Committee Report
Members: John T. Mayberry — Chairman, Michael J.L. Kirby, Laurent Lemaire, Arthur R.A. Scace, Allan C. Shaw and Richard E. Waugh.
The Executive and Risk Committee acts as an advisor to executive management on highly sensitive or major strategic issues. It assists the Board in its risk management responsibilities by reviewing and approving credit, investment and market risks and reviewing, monitoring and approving risk related policies, procedures and standards, as required by regulatory agencies. In its capacity as an executive committee of the Board, during intervals between meetings of the Board of Directors, this Committee may exercise all of the powers of the Board of Directors, subject to the limitations set out in the Bank Act (Canada) and such other limitations as the Board of Directors may determine from time to time. Periodically, the Committee examines and reports to the Board of Directors on public issues facing the Bank and, as required, recommends policies in respect of these issues. At each of its meetings, the Committee was given an opportunity to hold an “in camera” session without management present.
Key Accomplishments — 2007:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2007. Key accomplishments of the Committee in 2007 are as follows:
•	Review of Significant Credit and Market Risk Exposure: The Committee reviewed significant credit and market risk exposures, including various industry sector analyses. As part of this process, the Committee approved a new credit risk strategy in January 2007.

•	Review of Potential Acquisitions and Related Party Transactions: The Committee reviewed major strategic initiatives and issues, including potential acquisitions. In carrying out its responsibilities, the Committee reviews and makes recommendations to the Board on related party transactions.
     For a complete list of the Committee’s duties and responsibilities, please see the Executive and Risk Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Human Resources Committee Report
Members: Arthur R.A. Scace — Chairman, Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Laurent Lemaire, John T. Mayberry, Barbara J. McDougall and Barbara S. Thomas.
The Human Resources Committee is responsible for setting and implementing compensation policy and for making recommendations to the Board with respect to officer compensation, incentive compensation plans and equity compensation plans. The Committee also monitors executive compensation design and governance trends. The Committee

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reviews all Bank compensation disclosure prior to its publication and recommends its approval to the Board. The Committee is comprised entirely of independent Directors. Ms. Thomas was appointed a member of the Human Resources Committee on March 5, 2007. At each of its meetings, the Committee held an ‘‘in camera’’ session without management present.
Key Accomplishments — 2007:
Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2007. Key accomplishments of the Committee in 2007 are as follows:
•	Review of Executive Programs: In addition to reviewing executive officer compensation for recommendation to the Board, the Committee undertook a number of reviews during the year in connection with executive compensation and program practices. As a result of these reviews, the Committee recommended and the Board approved amendments to the Bank’s Performance Share Unit Plan to further enhance pay-for-performance at the most senior levels. Evolving disclosure best practices and requirements were considered by the Committee resulting in enhancements to the annual disclosure of executive compensation in the Management Proxy Circular.

•	Review of Executive Mandates: The Committee reviewed and approved the mandates for all executive officers.

•	Review of Executive Pension Arrangements: The Committee reviewed the Bank’s executive pension arrangements. In particular, the Committee considered current market benchmarking information and trends to ensure that these programs remain competitive.

•	Leadership Review: The Committee continued its efforts to ensure effective leadership resource planning and succession planning is in place. In this capacity, the Committee reviewed potential succession candidates and development plans for key executive roles. Executive officer appointments in line with the leadership resource planning and succession planning were recommended by the Committee to the Board.
For a complete list of the Committee’s duties and responsibilities, please see the Human Resources Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.
Please see below for the Human Resources Committee Report on Executive Compensation.

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS
The Bank paid its non-employee Directors the following fees in fiscal 2007:
•	A board retainer of $30,000 per year and an additional dedicated board retainer of $70,000 per year paid in Bank common shares or Directors’ Deferred Share Units (‘‘DDSUs’’);

•	A fee of $1,500 for each Board or committee meeting attended;

•	A retainer of $30,000 per year for the Chairman of the Audit and Conduct Review Committee and $6,000 per year for members of the Audit and Conduct Review Committee;

•	A retainer of $10,000 per year for the Chairman of each other committee and $3,000 per year for members of each other committee; and

•	A fee of $1,000 for each Regional Advisory Committee meeting attended.
     On December 6, 2007, the Board approved a revised fee structure and will pay its non-employee Directors the following fees commencing in fiscal 2008:
•	A board retainer of $30,000 per year and an additional dedicated board retainer of $90,000 per year paid in Bank common shares or DDSUs;

•	A fee of $2,000 for each Board or committee meeting attended;

•	A retainer of $35,000 per year for the Chairman of the Audit and Conduct Review Committee and $6,000 per year for members of the Audit and Conduct Review Committee;

•	A retainer of $15,000 per year for the Chairman of each other committee and $3,000 per year for members of each other committee; and

•	A fee of $1,000 for each Regional Advisory Committee meeting attended.
     An annual retainer of $300,000 is paid to the Chairman of the Board. The Chairman does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the Bank, does not receive any fees for serving as a Director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business.

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Directors’ Compensation for Fiscal 2007
Compensation earned by Directors in respect of fiscal 2007 is set out below. The amounts are those amounts paid in respect of fiscal 2007 under compensation arrangements described above (as applicable).

					NON-				PORTION OF FEES TAKEN
		DEDICATED	COMMITTEE	COMMITTEE	EXECUTIVE	BOARD	COMMITTEE		IN CASH OR APPLIED
	BOARD	BOARD	CHAIRMAN	MEMBER	CHAIRMAN	ATTENDANCE	ATTENDANCE	TOTAL FEES	TO COMMON SHARES
NAME	RETAINER	RETAINER	RETAINER	RETAINER	RETAINER	FEE	FEE	PAID	AND/OR DDSUs
	($)	($)	($)	($)	($)	($)	($)	($)
Ronald A. Brenneman	30,000	70,000	—	9,000	—	13,500	18,000	140,500	100% DDSUs
C.J. Chen	30,000	70,000	—	3,000	—	13,500	6,000	122,500	100% DDSUs
N. Ashleigh Everett	30,000	70,000	—	6,000	—	13,500	12,000	131,500	100% DDSUs
John C. Kerr	30,000	70,000	—	6,000	—	12,000	14,500	132,500	100% DDSUs
Michael J.L. Kirby	30,000	70,000	30,000	3,000	—	13,500	30,000	176,500	100% DDSUs
Laurent Lemaire	30,000	70,000	—	6,000	—	13,500	26,000	145,500	Dedicated Retainer in common shares Remainder in cash
John T. Mayberry	30,000	70,000	10,000	3,000	—	13,500	19,500	146,000	100% DDSUs
Barbara J. McDougall	30,000	70,000	—	9,000	—	13,500	18,000	140,500	Dedicated Retainer in DDSUs Remainder in cash
Elizabeth Parr-Johnston	30,000	70,000	—	9,000	—	13,500	18,000	140,500	Dedicated Retainer in DDSUs Remainder — 50% DDSUs and 50% cash
Alexis E. Rovzar de la Torre	30,000	70,000	—	3,000	—	13,500	7,500	124,000	100% in common shares
Arthur R.A. Scace	—	—	—	—	300,000	—	—	300,000	25% in DDSUs Remainder in cash
Allan C. Shaw	30,000	70,000	10,000	3,000	—	13,500	24,000	150,500	100% DDSUs
Paul D. Sobey	30,000	70,000	—	9,000	—	13,500	18,000	140,500	100% DDSUs
Barbara S. Thomas[1]	30,000	70,000	—	8,000	—	13,500	16,500	138,000	Dedicated retainer in common shares Remainder — 20% common shares and 80% in cash
TOTAL[2,3]	420,000	980,000	50,000	80,000	300,000	187,500	246,000	2,263,500

1.	Ms. Thomas was appointed a member of the Human Resources Committee on March 5, 2007. Ms. Thomas receives a portion of her fees in cash in order to cover applicable U.S. withholding taxes.

2.	Mr. Schwartz, who retired from the Board of Directors effective November 19, 2007, earned total fees of $134,500 paid as follows: a Board Retainer of $30,000; a Dedicated Board Retainer of $70,000; Committee Member Retainer of $3,000; Board attendance fees of $13,500; and Committee attendance fees of $18,000. He received his dedicated retainer in DDSUs and the remainder in cash.

3.	Total amounts paid by the Bank include amounts paid to Mr. Schwartz in fiscal 2007 as per Note 2 above.
Directors’ Share Purchase Plan
To encourage share ownership by Directors, the Bank has a Directors’ Share Purchase Plan under which Directors can use some or all of their fees to buy Bank common shares at market prices.
Directors’ Deferred Stock Unit (DDSU) Plan
To further align the interests of Directors with those of other shareholders, under the DDSU Plan, in lieu of cash, Directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a Director of the Bank. The redemption value of a DDSU is equal to the market value of a Bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the Bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.

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Director Stock Option Plan
The Director Stock Option Plan was approved by shareholders and the Toronto Stock Exchange in 2001.
Effective October 28, 2003, the Bank discontinued granting stock options to Directors.
Director Stock Options
Below is a breakdown of option grants made to Directors under the Director Stock Option Plan. Effective October 28, 2003, the Bank discontinued granting stock options to Directors. Each of the Bank’s current Directors, with the exception of Mr. Waugh (as he is an officer), Ms. Thomas (who became a Director in 2004) and Mr. Rovzar (who became a Director in 2005), received such option grants. Except as noted below, all such Directors continue to hold their options, which all vested on their respective grant date.

					VALUE OF
					UNEXERCISED
				NUMBER OF	OPTIONS
			EXERCISE	OPTIONS	($)
			PRICE	GRANTED PER	(as at October 31,
GRANT DATE	VESTING DATE	EXPIRY DATE	($)	DIRECTOR	2007)
March 9, 2001	March 9, 2001	March 9, 2011	20.950	6,000	195,180
December 10, 2001	December 10, 2001	December 10, 2011	24.675	4,000	115,220
December 6, 2002	December 6, 2002	December 6, 2012	24.400	4,000	116,320
				14,000	426,720

1.	Options were granted under the terms of the Director Stock Option Plan to non-employee Directors, with an exercise price equal to the TSX closing price of the Bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding Bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a Director or death. General loan policies of the Bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.

2.	Dr. Parr-Johnston exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004 and exercised 4,000 options respecting the December 10, 2001 grant in fiscal 2008. Mr. Mayberry exercised 14,000 options in fiscal 2005.
Share ownership guideline
Beginning in March 2004, Directors were required to hold Bank common shares and/or DDSUs with a value of not less than $300,000. Directors were expected to reach this level within five years of their initial appointment or election. On December 6, 2007, the Board of Directors agreed to strengthen the Bank’s share ownership guidelines. Directors are now required to hold Bank common shares and/or DDSUs with a value of not less than $450,000. Directors will have five years to meet this new guideline. All Directors are expected to reach this level by 2013.

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Directors’ Share Ownership
     A breakdown of each Director’s current Bank common share and DDSU holdings is provided below. As at October 31, 2007, all Directors were above the target ownership level, with the exception of Ms. Thomas who was appointed to the Board on September 28, 2004 and Mr. Rovzar who was appointed to the Board on December 31, 2005. Ms. Thomas has until September 2009 to reach the $300,000 target ownership level and has elected to receive her $70,000 dedicated annual retainer and 20% of her remaining fees in Bank common shares. Mr. Rovzar has until December 2010 to reach the $300,000 target ownership level and has elected to receive 100% of his fees in Bank common shares. Each of Ms. Thomas and Mr. Rovzar has until 2013 to reach the $450,000 target ownership level.

					TOTAL VALUE OF
					BANK COMMON
				TOTAL NUMBER OF	SHARES AND
		NUMBER OF		BANK COMMON	DDSUs/DSUs[2]
	FISCAL	BANK COMMON	NUMBER OF	SHARES AND	($)
NAME	YEAR	SHARES[1]	DDSUs/DSUs	DDSUs/DSUs	(‘‘AT RISK AMOUNT’’)
Ronald A. Brenneman	2007	44,421	22,723	67,144	3,590,861
	2006	25,162	19,341	44,503	2,193,998
C.J. Chen	2007	33,624	9,692	43,316	2,316,540
	2006	33,624	7,077	40,701	2,006,559
N. Ashleigh Everett	2007	12,308	16,143	28,451	1,521,559
	2006	12,308	13,146	25,454	1,254,882
John C. Kerr	2007	11,800	21,682	33,482	1,790,617
	2006	11,800	18,482	30,282	1,492,903
Michael J.L. Kirby	2007	1,510	25,236	26,746	1,430,376
	2006	2,493	21,097	23,590	1,162,987
Laurent Lemaire	2007	18,966	0	18,966	1,014,302
	2006	15,692	0	15,692	773,616
John T. Mayberry	2007	11,832	23,845	35,677	1,908,006
	2006	11,548	20,322	31,870	1,571,191
Barbara J. McDougall	2007	6,397	9,811	16,208	866,804
	2006	6,364	8,175	14,539	716,773
Elizabeth Parr-Johnston	2007	9,620	20,059	29,679	1,587,233
	2006	9,620	17,425	27,045	1,333,319
Alexis E. Rovzar de la Torre	2007	4,392	0	4,392	234,884
	2006	2,099	0	2,099	103,481
Arthur R.A. Scace	2007	15,838	14,175	30,013	1,605,095
	2006	15,435	12,301	27,736	1,367,384
Allan C. Shaw	2007	72,581	24,882	97,463	5,212,321
	2006	71,444	21,242	92,686	4,569,420
Paul D. Sobey	2007	16,000	21,906	37,906	2,027,213
	2006	16,000	18,551	34,551	1,703,364
Barbara S. Thomas	2007	5,561	0	5,561	297,402
	2006	3,964	0	3,964	195,425
Richard E. Waugh[3]	2007	115,194	316,234	431,428	23,072,769
	2006	107,558	268,855	376,413	18,557,161

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective individuals.

2.	The total value of Bank common shares was calculated as follows: for 2007, based on $53.48, the closing price of a Bank common share on the TSX on October 31, 2007; and for 2006, based on $49.30, the closing price of a Bank common share on the TSX on October 31, 2006.

3.	Mr. Waugh participates in the DSU Plan for officers. For further details on Mr. Waugh’s aggregate holdings, see note 4 to the Summary Compensation Table.

4.	Mr. Schwartz retired from the Board of Directors effective November 19, 2007.

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HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2007
The Bank recognizes the critical importance that a highly engaged leadership team plays in the creation of sustained shareholder value. Through its compensation programs, the Bank is able to attract, motivate and retain the calibre of executives needed in a highly competitive financial services marketplace.
     The Bank’s executive compensation programs are designed to:
•	recruit, engage and retain highly skilled executives;

•	reward executives for achieving strategic corporate objectives;

•	motivate executives to act in the best interests of the shareholders and other key stakeholders;

•	ensure that the Bank’s compensation for executive positions is competitive; and

•	encourage talented personnel within the Bank to aspire to executive positions.
     The Board of Directors of the Bank has delegated to the Human Resources Committee (the ‘‘Committee’’) responsibility for setting and implementing compensation policy for the Bank’s executive officers. The Committee is comprised of eight of the Bank’s independent directors, none of whom are or have been executives of the Bank. The Board of Directors believes that the Committee collectively has the knowledge, experience and background in executive compensation and human resources matters required to fulfill its mandate. The Committee includes a current CEO of a publicly traded company, two former CEOs, and other members with significant business, legal and public sector experience. The Committee has a formal mandate and a detailed annual work plan, both of which are reviewed and updated annually.
     The Committee met four times during the fiscal year, and submitted its recommendations with respect to compensation for the Bank’s executives to the Board of Directors. At the end of each meeting the Committee held ‘‘in camera’’ sessions without the presence of management.
Independent and External Advice
The Committee retains the services of an external executive compensation consultant, Hewitt Associates, to provide information and advice on the Bank’s executive compensation programs. Working independently, Hewitt Associates provides the Committee with (1) a review of executive compensation practices, (2) commentary on the Bank’s executive compensation design, and (3) recommendations consistent with market trends and regulations. To maintain objectivity, the Committee does not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Committee evaluates the consultant periodically and has final authority to hire and terminate the consultant. As well, the Committee Chair reviews and approves all invoices from the consultant. Hewitt Associates also provides the Bank with benefits and pension administration and other consulting services.
     The Bank also engages two external consulting firms, Hay Group Limited and Towers Perrin, to provide information in support of the annual executive compensation review. Hay Group provides data on the total compensation offered for similar positions in companies of similar size and scope to the Bank, while Towers Perrin provides analysis of market trends and practices as well as guidance on compensation plan design. Towers Perrin also provides services to the Bank in relation to the administration of the Employee Share Ownership Plan (ESOP).
     The table below summarizes the fees paid to these external consultants in fiscal 2007:

	HUMAN RESOURCES	ALL OTHER WORK
ADVISOR	COMMITTEE WORK	FOR SCOTIABANK
Hewitt Associates	$97,445	$601,103
Towers Perrin	$49,523	$804,230
Hay Group Limited	$34,150	$52,838
Total	$181,118	$1,458,171

     The Committee considers a broad range of factors when setting compensation for executives, including but not limited to, market data, individual performance and Bank performance. Importantly, the Committee does not rely solely on the compensation data provided by its external advisors to determine appropriate compensation levels.

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Executive Compensation
Total compensation for executives at the Bank, including the President and Chief Executive Officer, consists of base salary, annual incentive bonus, mid-term incentives and long-term incentives, as follows:

		MID-TERM INCENTIVES		LONG-TERM INCENTIVES
		RESTRICTED SHARE UNITS	PERFORMANCE SHARE
BASE SALARY	ANNUAL INCENTIVE	(RSUs)	UNITS (PSUs)	STOCK OPTIONS
Individual salaries and increases tied to market competitiveness and individual performance.	Actual awards based on achievement of financial and non-financial metrics that support the Bank’s strategic direction and individual performance.	Rewards executives for creating shareholder value over a three-year period.	Rewards executives for creating shareholder value over a three-year period. Actual payout reflects the Bank’s achievement of specific performance measures.	Links the interests of executives and shareholders by rewarding executives for increasing share price over a 10 year period.

     In addition, executives are eligible to participate in group benefit and pension plans.
     The compensation framework reflects the Bank’s pay-for-performance philosophy, with the majority of compensation at risk. Executives have the opportunity to receive a competitive level of total compensation provided that the Bank achieves results consistent with the Canadian financial services industry. For most executive roles the comparator group is the large Canadian banks and two major insurance companies. Comparative financial information has been taken from public continuous disclosure filings for the most recently available* fiscal year, as outlined in the following table:

			MARKET
	REVENUE	NET INCOME	CAPITALIZATION	NUMBER OF
ORGANIZATION	($ millions)	($ millions)	($ billions)	EMPLOYEES
Bank of Montreal	9,349	2,131	31.4	35,827
Royal Bank of Canada	22,462	5,492	71.5	65,045
CIBC	12,066	3,296	34.2	40,457
The Toronto-Dominion Bank	14,281	3,997	51.2	51,341
Manulife Financial Corporation	34,194	3,985	60.9	20,000
Sun Life Financial Inc.	24,287	2,137	28.2	14,264
Average	19,440	3,506	46.2	37,822

The Bank of Nova Scotia	12,490	4,045	52.6	58,113

*	Other than Manulife Financial Corporation and Sun Life Financial Inc., whose most recent financial results are as at December 31, 2006, this table shows results as at October 31, 2007.
Recognizing the significant international presence of the Bank, the comparator group for the Chief Executive Officer also includes certain U.S. financial services companies and other large corporate employers as an additional reference point.
     The following table outlines the Bank’s current mix of executive compensation components:

					PERCENTAGE
					OF TOTAL
		ANNUAL	MID-TERM	LONG-TERM	COMPENSATION
EXECUTIVE LEVEL	BASE SALARY	INCENTIVE BONUS	INCENTIVES	INCENTIVES	‘‘AT RISK’’
President and Chief Executive Officer	11%	17%	36%	36%	89%
Vice-Chair	17%	25%	29%	29%	83%
Executive Vice-President	20%	26%	27%	27%	80%
Senior Vice-President	33%	27%	26%	14%	67%
Vice-President	43%	26%	23%	8%	57%

     In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Bank’s results, as well as the compensation mix for similar positions in the Bank’s comparator groups. At more senior levels, a higher proportion of total compensation is at risk.
Base Salary
Every year, the Committee compares each executive officer’s salary with the average base salary for similar

Scotiabank 21

positions in the comparator group, and recommends appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.
Annual Incentive Bonus
The Bank has several short-term incentive plans that provide annual bonuses to executives and employees based upon pre-determined performance targets. If minimum performance targets are not attained, no awards are payable. Achievement of at-target performance results in incentive pool funding at target level. If performance is exceptional, the plans provide for enhanced payouts up to specific caps.
Canadian Incentive Pay Program
This broad-based plan rewards employees for contributing to the Bank’s success. The plan pays bonuses to all eligible employees based on the Bank’s return on equity, customer satisfaction rating, and their individual performance. Comparable plans exist in international locations.
Management Incentive Plan (MIP)
This plan rewards executives, up to and including the President and Chief Executive Officer, for achieving results across a broad range of criteria, both financial and non-financial; quantitative and qualitative. For purposes of determining the overall MIP incentive pool, the primary measures are financial. If minimum performance levels are not achieved on these key financial metrics, no awards are payable, reinforcing the link between the interests of executives and shareholders. Individual incentive awards vary based on individual contribution to the Bank’s success. In 2007, the Bank met or exceeded its key performance targets.
     The following table highlights the 2007 performance measures that the Committee considered in the determination of the MIP incentive pool:

MEASURE AND OBJECTIVE	ACHIEVEMENT
Financial
Return on Equity (ROE)
ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity. The Bank’s goal is to achieve ROE of 20% — 23%.	High end of target range with an ROE of 22.0%
Diluted Earnings Per Share (EPS) Growth
EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of common shares outstanding on a fully-diluted basis. The Bank’s fully-diluted EPS growth target is 7% — 12%.	Exceeded the target range with Diluted EPS growth of 13.0%
Top Line Revenue Growth Top Line Revenue Growth measures the year-over-year change in the sum of net interest income plus other income. One of the Bank’s key objectives is sustainable revenue growth.	Strong Revenue Growth of 11.8%
Operating Leverage
Operating Leverage is calculated as the change in the sum of net interest income (before loan loss) and other income expressed as a percentage, minus the change in operating expenses expressed as a percentage. The goal is to maintain revenue growth in excess of operating expense growth.	Positive Operating Leverage
Long-term Shareholder Value Total Shareholder Return (TSR) measures the increase in dividends and stock price appreciation.	Solid compound annual 3-year TSR of 14.2%
Customer
Customer Satisfaction High levels of customer satisfaction and loyalty.	Continued to achieve a high level of customer satisfaction on a global basis
Operational
Productivity Ratio of <58%
The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income.	Exceeded expectations with a Productivity Ratio of 53.7%
Strong Financial Ratings	Aa1 (Moody’s)
Good Governance Maintain best practices in corporate governance and compliance processes.	Achieved
Strong Capital Ratios	Tier 1 Ratio of 9.3%
People
Engaged Employees High levels of employee satisfaction and engagement.	Continued high levels of employee satisfaction; recognized as an employer of choice
Diverse Workforce Continue to increase level of diversity in the workforce.	Continued to enhance workforce diversity
Strong Corporate Social Responsibility (CSR) Commitment to corporate social responsibility and strong community involvement.	Achieved

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Deferred Stock Unit (DSU) Plan
The DSU Plan is another vehicle that links the interests of senior executives and shareholders by providing a program that helps enable executives to fulfill their share ownership requirements. Under the DSU Plan, executives (senior vice-presidents and above) may allocate up to 100% of their MIP award to be paid in DSUs. The participant must make this election at the start of the fiscal year for which the MIP award is earned. When the MIP awards are determined following the end of the fiscal year, the amount is then converted to DSUs, based on the market price of Bank common shares on the notification date under the DSU Plan.
     DSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. They can be redeemed only when a participant ceases to be a Bank employee, and in any event no later than the end of the calendar year following the year in which the participant ceases to be a Bank employee. The value of the DSUs is based on the market value at the date of redemption of an equal number of Bank common shares.
Mid-term and Long-term Incentives
Mid-term and long-term incentives are designed to provide selected employees of the Bank, its subsidiaries, and affiliates with compensation opportunities that align their interests with those of shareholders. As well, they enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements. The value of mid-term and long-term incentives granted each year to each executive is designed to maintain competitive pay based on the executive’s ability to affect the Bank’s results and their individual performance without consideration of the amount and terms of an executive’s existing mid-term and long-term awards.
Performance Share Unit (PSU) Plan
The PSU Plan is a mid-term equity-based compensation plan that contains performance features, to support pay-for-performance. Annual awards under the plan are made to eligible executives, including the Named Executive Officers. The first awards under the PSU Plan were made in December 2004.
     Awards made under the PSU Plan are comprised of time-based units and performance-based units. The proportion of the PSU award allocated to performance-based units varies by executive level in recognition of their ability to impact Bank results. For awards made in December 2007, the proportion of performance-based units was increased to 100% from 50% at the Executive Vice-President level and above, and to 50% from 35% at the Senior Vice-President level, to further enhance the Bank’s pay-for-performance principles at the most senior levels of the organization. The following table shows the proportion of performance to time-based units for all executive levels for awards made in December 2007:

	PERFORMANCE-	TIME-BASED
EXECUTIVE LEVEL	BASED UNITS	UNITS
President & CEO	100%	0%
Vice-Chair	100%	0%
Executive Vice-President	100%	0%
Senior Vice-President	50%	50%
Vice-President	25%	75%

     Each year, the Committee reviews and approves the performance measures to be applied for the new awards. For PSU awards made in December 2007, the performance measures are the same as in December 2006. Three year performance will be assessed based on two equally weighted performance measures: Return on Equity compared to a pre-determined target and relative Total Shareholder Return (TSR). For the December 2007 awards, relative TSR is defined as the appreciation in the Bank’s common share price, plus dividends reinvested, using a 20-day average closing share price, compared to seven comparators consisting of:

MAJOR BANKS	MAJOR FINANCIAL INSTITUTIONS
Bank of Montreal	Manulife Financial Corporation
CIBC	Sun Life Financial Inc.
Royal Bank of Canada	Power Financial Corporation
The Toronto-Dominion Bank

     Depending on actual performance against these two performance measures, the performance-based units may be reduced to zero or may increase to a maximum of 150%. If the threshold performance level is not achieved, a performance factor of zero will be assigned to the particular measure. The performance factor that may be assigned to each measure is capped at 150%. Between the threshold and maximum performance levels, the performance factors will be interpolated to reflect actual performance.
     Both the time-based units and performance-based units vest and are redeemable on the last day of the 35th month following the date of the award, subject to early expiry in certain circumstances, as described in the Equity Plan Termination Provisions table. Both types of units also accumulate additional units based on notional equivalents of dividends on Bank common shares. At the time the performance-based units vest, the number of performance-based units to be redeemed may increase, decrease or remain the same depending on the Bank’s performance over the three year period. For awards granted in December 2007, the redemption value of each unit will be the 20-day average closing share price of a Bank common share on the TSX for the 20 trading days ending on the unit pricing date. For PSU awards granted

Scotiabank 23

prior to December 2007, the redemption value of each unit will be the closing share price of a Bank common share on the TSX on the unit pricing date. The unit pricing date is the trading day immediately preceding the first day of the Bank’s open trading window for insiders following the vesting date.
     The first awards under the PSU plan, made in December 2004, vested on November 30, 2007. Details of the performance-based units payout and the new PSU awards made to the Named Executive Officers are included in the Summary Compensation Table and are described in footnotes 4 and 7.
Restricted Share Unit (RSU) Plan
Prior to the introduction of the PSU plan in 2004, mid-term incentive awards were granted under the RSU Plan. The Bank no longer makes broad-based grants to executives under the RSU Plan. RSU awards are now made only on a limited basis for specific recruitment, retention, or recognition purposes. Under the RSU Plan, selected executives receive an award of RSUs.
     RSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award, subject to early expiry in certain circumstances, as described in the Equity Plan Termination Provisions table. For RSU awards granted in fiscal 2008, the redemption value of each unit will be the 20-day average closing share price of a Bank common share on the TSX for the 20 trading days ending on the unit pricing date. For RSUs granted prior to fiscal 2008, the redemption value of each unit will be the closing share price of Bank common shares on the TSX on the unit pricing date. The unit pricing date is the first day of the Bank’s open trading window for insiders following the vesting date.
     Eligible Bank employees, most notably high-potential employees, may be selected to participate in a restricted share unit plan. The terms of this plan are identical to the RSU Plan described above, except this plan does not contain a change of control provision.
Stock Option Plan
The Stock Option Plan rewards executives for creating sustained, long-term shareholder value. The Committee grants stock options to selected executives of the Bank, its subsidiaries and affiliates, who have the ability to influence business results and financial performance.
     Options are regularly granted to eligible executives following the public release of year-end financial results, in conjunction with other compensation awards. On a limited basis, the Committee may grant stock options to executives for specific recruitment or retention purposes. For grants made since December 2005, the exercise price of each option is the higher of the closing price of Bank common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date. Stock option grants may include a tandem stock appreciation right (“tandem SAR”) feature. Tandem SARs have been attached to options granted since 2002. An optionee may elect to exercise either the option or the corresponding tandem SAR. Upon exercise of the tandem SAR, an optionee receives the difference between the exercise price and the closing price of Bank common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. If the option is exercised, the corresponding tandem SAR is cancelled.
     The options vest over four years and expire 10 years after the grant date, subject to early expiry in certain circumstances, including death, retirement, and termination, as described in the Equity Plan Termination Provisions Table. Options cannot be exercised following the original expiry date, except where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout), in which case the expiry date will be extended to the date which is 10 business days after the end of the blackout period. Options are not assignable, except in the event of death.
     The number of shares issuable under the Stock Option Plan has been approved by shareholders and, at all times, has represented less than 10% of the outstanding Bank common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan’’) combined, as of October 31 of each year:

	2007	2006	2005
Dilution
Total number of options outstanding divided by total number of common shares outstanding	2.8%	3.2%	3.8%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	4.9%	5.4%	6.1%
Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.21%	0.21%	0.20%

Scotiabank 24

     The Stock Option Plan provides that no optionee may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding Bank common shares (on a non-diluted basis). There is no stated maximum on the percentage of securities under the Stock Option Plan available to insiders. Once granted, options may not be repriced or forfeited in exchange for options with a lower price. The Stock Option Plan provides for adjustments to be made for the effect of certain events, including, but not limited to, subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares. The Stock Option Plan authorizes the Board of Directors to make certain plan amendments, including but not limited to administrative changes without shareholder approval, as authorized by shareholders in a plan amendment approved at the last Annual Meeting.
     General loan policies of the Bank, at customer rates, apply to employees of the Bank and subsidiaries borrowing for the purpose of purchasing Bank common shares with respect to option exercises. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.
     Outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs’’) have been granted instead of options.
     The following table provides a summary of termination provisions in the equity plans provided by the Bank:
Equity Plan Termination Provisions1

REASON	DSUs	RSUs AND PSUs	OPTIONS
Retirement (as defined in each Plan document)	Redeemable until the end of the calendar year following the year in which employment ceases	Continue to vest as per normal schedule	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier
Termination without Cause	Redeemable until the end of the calendar year following the year in which employment ceases	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Upon date of termination unvested options immediately expire and vested options continue to be exercisable for 3 months[2] from termination date At the end of 3 months, unexercised options are forfeited
Other Termination (including resignation)	Redeemable until the end of the calendar year following the year in which employment ceases	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	All vested and unvested options immediately expire and are forfeited on the termination date
Approved Leaves of Absence (including disability)	Units cannot be redeemed	Continue to vest as per normal schedule	Continue to vest and are exercisable as per normal schedule
Death	Redeemable until the end of the calendar year following the year of death	Vest immediately and become payable	Vest immediately and remain exercisable for 1 year following date of death[2] At the end of 1 year, all unexercised options are forfeited

1.	This table represents a summary of termination provisions in the equity plans provided by the Bank, and should not be taken as complete terms. The terms of the actual plans govern.

2.	Not beyond the expiry date of options
Retirement Benefits
Executives of the Bank have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,222 per year of service, for executives retiring in 2007. This limit will gradually increase to $2,444 per year of service for executives retiring after 2008.
     Certain executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Under the Scotiabank Executive Pension Plan, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 50% of the lesser of actual bonus and target bonus, and is capped at $200,000 for Vice-Presidents and $400,000 for Senior Vice-Presidents.

Scotiabank 25

     Early retirement pensions are paid, if the executive retires from the Bank (1) within five years of normal retirement or (2) at age 55 or later, and the executive’s age plus years of service total at least 75. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive’s pension.
     For a discussion of the Named Executive Officer pension arrangements see “Executive Compensation —Retirement Benefits’’.
Scotia Capital Incentive Plan
The Scotia Capital Incentive Plan is structured to attract and retain skilled professionals and leaders in this highly competitive business and to ensure alignment with the business strategy. Key factors to deliver on Scotia Capital’s strategy include focus on client needs and solutions, instilling an entrepreneurial approach, disciplined execution processes, and overall teamwork between unit functions.
     The Scotia Capital Incentive Plan is designed to focus senior management on maximizing net income growth, client profitability and return on equity and on creating a culture of teamwork. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.
     A portion of the Scotia Capital annual incentive is paid out under the terms of the Scotia Capital Deferred Payment Plan (SCDPP). Under this plan, a portion of an individual’s annual incentive payment, as determined by a specific formula, is deferred and converted to deferral units (DUs). The value of a unit tracks the market price of a Bank common share, including additional units allocated to reflect notional dividend equivalents on a Bank common share. The original units awarded are payable in cash in equal installments over the subsequent three years. All units derived from reinvestment of notional dividends are converted to cash and paid out, in full, every year.
Restrictions on Trading
Employees, including executive officers, are prohibited from entering into short sales, calls and puts with respect to any of the Bank’s securities, as stipulated under the Bank Act.
Executive Share Ownership Guidelines
To ensure the continued alignment of executive and shareholder interests, executives must meet minimum share ownership levels. The requirements reflect the executive’s compensation and title, and may be satisfied through holdings of Bank common shares, as well as DSUs, RSUs, PSUs and SCDPP units. New executives have three years to meet the stock ownership guidelines. In addition, the President and Chief Executive Officer must continue to meet the shareholding requirements for one year following retirement.
     The table below summarizes the ownership requirements:

MULTIPLE OF
EXECUTIVE LEVEL	BASE SALARY
President and Chief Executive Officer (CEO)	6
Vice-Chair (VC)	4
Executive Vice-President (EVP)	3
Senior Vice-President (SVP)	2
Vice-President (VP)	1

     All of the Named Executive Officers, as well as all Executive Vice-Presidents, have exceeded the minimum stock ownership guidelines.
     The following table describes the share ownership of the Named Executive Officers using the closing price on the TSX of Bank common shares of $53.48 on October 31, 2007:

	SHARE OWNERSHIP
	REQUIREMENT		SHARE OWNERSHIP OF NAMED EXECUTIVE OFFICERS AT				OWNERSHIP MULTIPLE
	POLICY		OCTOBER 31, 2007				OF SALARY
		REQUIRED	DIRECTLY
		OWNERSHIP	HELD	DEFERRED			BASED ON	BASED ON
		MULTIPLE	COMMON	COMPEN-		TOTAL	DIRECTLY	TOTAL
	TITLE	OF BASE	SHARES	SATION	SHARE UNITS	OWNERSHIP	HELD &	OWNER-
NAME	LEVEL	SALARY	($)[1]	($)[2]	($)[3]	($)	DEFERRED	SHIP
Richard E. Waugh	CEO	6	6,160,575	16,912,196	11,691,367	34,764,138	23.1	34.8
Luc A. Vanneste	EVP	3	1,794,298	1,112,772	1,653,403	4,560,473	7.3	11.4
Sarabjit S. Marwah	VC	4	6,263,220	8,009,509	3,521,088	17,793,817	26.0	32.4
Robert L. Brooks	VC	4	1,074,334	5,507,114	2,574,685	9,156,133	13.2	18.3
Brian J. Porter	EVP	3	7,479,186	—	5,949,575	13,428,761	16.6	29.8

1.	Directly held includes Employee Share Ownership Plan (ESOP) holdings and common shares.

2.	Deferred Compensation includes DSUs.

3.	Share Units include PSUs and for Mr. Porter, RSUs and Deferred Units under SCDPP.

Scotiabank 26

President and Chief Executive Officer
Compensation and Corporate Performance
In determining appropriate total compensation for the Bank’s President and Chief Executive Officer, the Committee follows a number of guiding principles that are similar to those used when evaluating the total compensation for other executives. The primary principles are:
•	a strong emphasis on pay-for-performance; and

•	a focus on competitive total compensation, with an emphasis on delivering the majority of total compensation in the form of mid-term and long-term incentives.
     For total compensation determination purposes, in addition to measuring the achievement of short and long-term goals, the Committee’s primary focus for comparison is the total compensation of the CEOs of the major Canadian banks and insurance companies, with consideration of the compensation of the leaders of selected international banks, and a select group of large Canadian corporations. Further, the Committee considers potential, future long-term sustained performance of the Bank when determining CEO compensation in any one year.
     The components of total compensation for the President and Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are similar to those of other executives, as previously outlined.
     In addition to the Bank’s 2007 performance, summarized earlier, outlined below are the other factors the Committee considered when assessing Mr. Waugh’s performance, including his three key priorities for 2007:
•	sustainable revenue growth;

•	effective capital management, including strategic acquisitions; and

•	overall leadership.
Results
Under Mr. Waugh’s leadership, the Bank achieved record results in 2007. The Bank met or exceeded all of its financial targets, achieved its operational, customer, employee and community objectives, and successfully executed its strategies against key priorities: sustainable revenue growth, capital management and leadership.
     The Bank achieved strong revenue growth of 11.8%, and exceeded EPS growth targets with diluted EPS growth of 13.0%. ROE was at the high end of the target range at 22.0%. The Bank continued to deliver on its commitments to shareholders by increasing its quarterly dividend in 2007. Total return to common shareholders — which includes dividends and appreciation in stock price — was 12.2% in 2007. Longer-term returns continue to be strong. The compound annual return on the Bank’s shares over the past 5 and 10 years has averaged 22.2%, and 16.5%, respectively.
     Each of the three main business lines contributed to this success. Domestic Banking achieved strong organic growth in personal lending, small business and wealth management, particularly mutual funds. Innovative marketing and sponsorship agreements with organizations such as Cineplex Entertainment and the National Hockey League attracted new customers to the Bank. The Bank effectively managed its capital resources, making several key acquisitions, including Travelers Leasing, TradeFreedom and Dundee Bank of Canada, and made a strategic investment in DundeeWealth Inc. Likewise, International Banking grew through acquisitions and investments in companies such as Thailand’s Thanachart Bank, Puerto Rico’s First BanCo, Dominican Republic’s BBVA Crecer AFP and BBVA Seguros, and Banco del Desarrollo in Chile. It also expanded and deepened customer relationships by introducing new products and services and opening new branches in many of the countries where the Bank operates. Scotia Capital strengthened its NAFTA capabilities, saw strong loan demand from its Canadian and U.S. clients, and enhanced its global expertise in areas such as oil and gas and mining. It also expanded its trading businesses to focus on institutional investors and alternative asset managers.
     The Committee recognizes Mr. Waugh has effectively led the senior management team. Through the Bank’s leadership resource planning and succession planning programs, Mr. Waugh recommended several key senior leadership appointments that will serve to ensure a strong and effective team is in place to lead the Bank in the future.
     In 2007, the Bank continued to be a great place to work: the Employee Satisfaction Index, measured in a confidential internal survey, stayed at 87 per cent for a second year. The Bank was named a top employer in both Canada and Mexico, and a top training organization by Training magazine. And in 2007, Scotiabank received the Catalyst Award for its progress in addressing the advancement of women leaders. The Bank also maintained its commitment to corporate social responsibility and the community, distributing more than $43 million in donations and sponsorships to worthy organizations and projects during the year.
Compensation
The Committee reviewed the total compensation earned by Mr. Waugh since his appointment to President and Chief Executive Officer relative to the overall performance of the Bank and the major Canadian banks and insurance companies. The Committee believes there is an appropriate link between Mr. Waugh’s compensation earned during this time and the Bank’s performance.
     Based on the combination of performance, the competitive market, and a long-term view, the Committee

Scotiabank 27

awarded Mr. Waugh an incentive bonus of $1,600,000, stock options with a value of $3,400,000, and performance share units (100% tied to performance criteria) with a value of $3,400,000. It is expected that these awards will position his combined 2007 total compensation at approximately the median of his Canadian banking peers. The Committee reviewed Mr. Waugh’s base salary against the comparator group and determined that a base salary of $1,000,000 was appropriate for fiscal 2008. Consistent with the Bank’s compensation philosophy of aligning compensation with long-term shareholder interests, Mr. Waugh continues to voluntarily elect to defer 100% of his annual incentive bonus into the DSU plan. Mr. Waugh holds in excess of 30 times his salary through share-based plans and other holdings, far above the share ownership requirement at the CEO level.
     The details of Mr. Waugh’s total compensation can be found in the Summary Compensation Table, as well as in the following President and CEO Summary Compensation Statement, which provides supplementary disclosure of his total annual package over a three year period.
President and CEO Summary Compensation Statement

RICHARD E. WAUGH	2007	2006	2005
PRESIDENT AND CHIEF EXECUTIVE OFFICER	($)	($)	($)

Cash Annualized Base Salary[1]	1,000,000	1,000,000	1,000,000
Bonus[2]	1,600,000	1,600,000	1,500,000
Equity Performance Share Units granted	3,400,000	3,150,000	3,000,000
Stock Options granted[3]	3,400,000	3,150,000	3,000,000
Total Direct Compensation	9,400,000	8,900,000	8,500,000
Pension Annual Service Cost[4]	559,000	553,000	533,000
Total Annual Compensation	9,959,000	9,453,000	9,033,000
Bank Metrics ROE	22.0%	22.1%	20.9%
Revenue Growth	11.8%	8.6%	4.2%
Diluted EPS Growth	13.0%	12.7%	11.7%
Productivity Ratio	53.7%	55.3%	56.3%
Compound Annual 3-year TSR	14.2%	18.3%	27.1%

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Waugh has voluntarily elected to defer 100% of his 2007, 2006 and 2005 Management Incentive Plan (MIP) bonus into the DSU Plan.

3.	The amount represents the estimated compensation value at the time of grant. The number of options granted is provided in the Summary Compensation Table.

4.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year.
The Committee believes that Mr. Waugh’s total compensation in 2007 appropriately reflects his performance, his extensive global responsibilities and the complexity of the Bank’s diverse range of businesses and markets. Specifically, his compensation recognized his contribution to the Bank’s overall success during the year and his significant ongoing contribution to its strong position for future growth.
     The Committee fully understands the long-term implications of the Bank’s executive compensation and compensation plans. Committee members, including the Chairman, will be available to answer questions relating to the Bank’s executive compensation at the Annual Meeting.
Submitted by the Human Resources Committee:
Arthur R.A. Scace — Chairman
Ronald A. Brenneman
N. Ashleigh Everett
John C. Kerr
Laurent Lemaire
John T. Mayberry
Barbara J. McDougall
Barbara S. Thomas

Scotiabank 28

EXECUTIVE COMPENSATION
The table below summarizes the compensation earned in respect of the last three fiscal years by each individual who during fiscal 2007 served as the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated policy-making executive officers of the Bank (the “Named Executive Officers”).

Summary Compensation Table

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS
								LONG-TERM
								INCENTIVE
						SHARES OR UNITS		PAYMENT
		FISCAL		OTHER ANNUAL	SECURITIES UNDER	SUBJECT TO RESALE	ALL OTHER	OF PRIOR YEARS'
NAME AND PRINCIPAL		SALARY	BONUS	COMPENSATION	OPTIONS GRANTED	RESTRICTIONS	COMPENSATION	AWARDS (LTIP)
POSITION	YEAR	($)	($)[1]	($)[2]	(#)[3]	($)[3,4]	($)[5]	($)[7]

Richard E. Waugh	2007	1,000,000	1,600,000	15,000	269,480	66,523.19 PSUs	912,557	2,028,386
President & Chief						based on $3,400,000		(note 7)
Executive Officer	2006	1,000,000	1,600,000	17,947	232,988	60,576.92 PSUs	757,209	n/a
						based on $3,150,000
	2005	1,000,000	1,500,000	5,558	224,788	66,666.67 PSUs	557,670	n/a
						based on $3,000,000

Luc A. Vanneste	2007	400,000	575,000	—	51,520	12,717.67 PSUs	89,033	219,742
Executive						based on $650,000		(note 7)
Vice-President &	2006	400,000	550,000	—	44,380	11,538.46 PSUs	52,948	n/a
Chief Financial Officer						based on $600,000
	2005	320,833	375,000	—	30,872	9,177.78 PSUs	34,140	n/a
						based on $413,000

Sarabjit S. Marwah	2007	550,000	800,000	—	93,128	22,989.63 PSUs	368,580	540,903
Vice-Chairman &						based on $1,175,000		(note 7)
Chief Administrative Officer	2006	550,000	725,000	—	81,360	21,153.85 PSUs	293,223	n/a
						based on $1,100,000
	2005	491,667	575,000	—	67,436	20,000 PSUs	230,205	n/a
						based on $900,000

Robert L. Brooks	2007	500,000	765,000	3,430	55,480	13,695.95 PSUs	258,696	425,962
Vice-Chairman &						based on $700,000		(note 7)
Group Treasurer	2006	420,833	650,000	5,395	48,076	14,423.08 PSUs	206,244	n/a
						based on $750,000
	2005	405,000	550,000	6,560	48,704	14,444.44 PSUs	164,082	n/a
						based on $650,000

Brian J. Porter	2007	450,000	700,000	—	83,224	20,543.92 PSUs	190,761	n/a
Executive Vice-President						based on $1,050,000
& Chief Risk Officer[6]	2006	450,000	650,000	—	70,268	18,269.23 PSUs	228,079	n/a
						based on $950,000

1.	In lieu of payment, the Named Executive Officers were eligible to elect to defer a percentage of their Management Incentive Plan (MIP) bonus to receive DSUs under the DSU Plan. The following table summarizes the voluntary deferrals made, if any, as well as the number of DSU Plan units received based on the share price noted.
     Deferral of MIP Bonus under DSU Plan

	2007		2006		2005
NAMED EXECUTIVE OFFICER	%	# DSUs	%	# DSUs	%	# DSUs

Richard E. Waugh	100%	31,936.13	100%	36,942.97	100%	38,343.56
Luc A. Vanneste	100%	11,477.05	100%	12,699.15	75%	7,189.42
Sarabjit S. Marwah	100%	15,968.06	100%	16,739.78	100%	14,698.36
Robert L. Brooks	50%	7,634.73	100%	15,008.08	100%	14,059.30
Brian J. Porter	0%	—	0%	—	n/a	—

The share prices in effect as at the annual notification date were $50.10 for 2007, $43.31 for 2006, and $39.12 for 2005. The aggregate holdings and value of DSUs as at October 31, 2007, not including DSUs received above in lieu of 2007 bonus, are shown below in footnote 4.

Scotiabank 29

2.	Amounts in the Other Annual Compensation column may include the tax paid on the value of a Bank-provided car and/or financial planning.

3.	The figures shown in these columns for 2007 reflect stock options and PSUs granted in December 2007 to each Named Executive Officer.

4.	The 2007 value in the Summary Compensation Table reflects the value of the PSUs granted on December 11, 2007 using the 20-day average closing share price of a Bank common share on the TSX for the 20 trading days ending on the day prior to the grant date which was $51.11. As described in the Human Resources Committee Report, 100% of these awards granted on December 11, 2007, are subject to performance criteria. The value used for the PSUs granted in December 2006 and December 2005 was $52.00 and $45.00, respectively, being the closing share price of a Bank common share on the TSX on the trading day prior to the grant date.

The following table summarizes the aggregate holdings and value of RSUs, PSUs and DSUs at October 31, 2007, including additional units allocated to reflect notional dividend equivalents. The table does not include PSUs awarded in December 2007 or DSUs received in lieu of 2007 bonus. The closing price on the TSX of Bank common shares on October 31, 2007 was $53.48. For more information on the plans, refer to the plan descriptions in the Human Resources Committee Report on Executive Compensation.

	RSU AGGREGATE HOLDINGS		PSU AGGREGATE HOLDINGS[1]		DSU AGGREGATE HOLDINGS
		VALUE ON		VALUE ON		VALUE ON
		OCT. 31, 2007		OCT. 31, 2007		OCT. 31, 2007
NAMED EXECUTIVE OFFICER	# UNITS	($)	# UNITS	($)	# UNITS	($)

Richard E. Waugh	—	—	218,611.95	11,691,367	316,234.04	16,912,196
Luc A. Vanneste	—	—	30,916.29	1,653,403	20,807.25	1,112,772
Sarabjit S. Marwah	—	—	65,839.35	3,521,088	149,766.44	8,009,509
Robert L. Brooks	—	—	48,142.95	2,574,685	102,975.20	5,507,114
Brian J. Porter[2]	92,355.89	4,939,193	18,892.71	1,010,382	—	—

1.	PSU aggregate holdings (from grants prior to October 31, 2007) are comprised of 50% performance-based units and 50% time-based units.

2.	Included in the RSU aggregate holdings total are 56,772.57 deferred units (DUs) under the Scotia Capital Deferred Payment Plan (SCDPP). For additional information relating to the SCDPP, refer to the description of Scotia Capital Incentive Plan in the Human Resources Committee Report on Executive Compensation.

5.	Amounts under “All Other Compensation” include the value of dividend equivalents accrued during the year and credited in the form of additional units under the PSU and DSU Plans. For Mr. Porter, the amount includes the value of dividend equivalents accrued during the year under the RSU and SCDPP. The amounts in this column also include the Bank’s contribution to the ESOP. These executives participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of Bank common shares or deposits with the Bank, and the Bank contributes to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions.

6.	Mr. Porter was appointed an executive officer of the Bank, effective November 1, 2005. Total transition amounts (not included in the table above) distributed over a two year period include a one-time grant of RSUs and stock options each valued at $1,500,000 granted in December 2005, $1,000,000 in increased pension value, and a $500,000 cash payment in December 2006.

7.	The first units granted under the PSU Plan were awarded in December 2004 and were disclosed in the Summary Compensation Table in the column entitled “Shares or Units Subject to Resale Restrictions’’. Those units vested on November 30, 2007. The amounts in the LTIP column represent the payments made in December 2007 for the 50% of the PSU units that had performance measures attached. The performance criteria for this award were two equally weighted three year measures: Return on Equity compared to target and relative Total Shareholder Return (TSR) compared to the other major Canadian banks. The Bank exceeded its Return on Equity targets over the three-year performance period, however, it fell short on the relative TSR target. As such, the number of performance-based units used to calculate the payout was reduced to 91%. The LTIP value is based on a share price of $52.57.

Scotiabank 30

Performance Share Units (PSUs)
The table below outlines the number of PSU performance-based units granted under the PSU Plan in December 2007 to each Named Executive Officer with respect to fiscal 2007:

		PERFORMANCE OR	ESTIMATED FUTURE PAYOUTS UNDER
	SECURITIES, UNITS,	OTHER PERIOD UNTIL	NON-SECURITIES PRICE BASED PLANS[2]
	OR OTHER RIGHTS	MATURATION OR	MINIMUM	TARGET	MAXIMUM
NAMED EXECUTIVE OFFICER	(#)[1]	PAYOUT	(#)	(#)	(#)

Richard E. Waugh	66,523.19	November 30, 2010	0	66,523.19	99,784.79
Luc A. Vanneste	12,717.67	November 30, 2010	0	12,717.67	19,076.51
Sarabjit S. Marwah	22,989.63	November 30, 2010	0	22,989.63	34,484.45
Robert L. Brooks	13,695.95	November 30, 2010	0	13,695.95	20,543.93
Brian J. Porter	20,543.92	November 30, 2010	0	20,543.92	30,815.89

1.	100% of the PSU award is allocated to performance-based units. The total value of PSUs granted in December 2007 is shown in the Summary Compensation Table.

2.	The redemption value of each performance-based unit will be the 20-day average closing share price of a Bank common share on the TSX on the 20 trading days ending on the unit pricing date. Depending on actual performance against the performance measures, the performance-based units (including accumulated dividend equivalent units) may be reduced to zero or may increase to a maximum of 150%. For a description of the three-year performance measures, refer to the Performance Share Unit Plan section in the Human Resources Committee Report on Executive Compensation.
Stock Options
The table below provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan for fiscal 2007:

		% OF TOTAL
		OPTIONS/SARs		MARKET VALUE OF
		GRANTED TO		SECURITIES
	SECURITIES	EMPLOYEES IN		UNDERLYING
	UNDER OPTIONS	RESPECT OF	EXERCISE OR	OPTIONS ON THE
	GRANTED	FINANCIAL	BASE PRICE	DATE OF GRANT
NAMED EXECUTIVE OFFICER	(#)	YEAR	($/SECURITY)[2]	($/SECURITY)[2]	EXPIRATION DATE

Richard E. Waugh	269,480	11.00%	52.57	52.57	December 11, 2017
Luc A. Vanneste	51,520	2.10%	52.57	52.57	December 11, 2017
Sarabjit S. Marwah	93,128	3.80%	52.57	52.57	December 11, 2017
Robert L. Brooks	55,480	2.27%	52.57	52.57	December 11, 2017
Brian J. Porter	83,224	3.40%	52.57	52.57	December 11, 2017

1.	The figures shown in this table represent the number of Bank common shares under options granted to each of the Named Executive Officers on December 11, 2007 in respect of fiscal 2007.

2.	The exercise price and the market value are based on the closing price on the TSX on the day before the grant date, which was $52.57.

Scotiabank 31

     The next table provides details on the options exercised during fiscal 2007 and held at fiscal year-end by the Named Executive Officers:

				*VALUE OF
				UNEXERCISED
			UNEXERCISED OPTIONS	IN-THE-MONEY OPTIONS
			AT FISCAL YEAR END	AT FISCAL YEAR END
	SECURITIES ACQUIRED	AGGREGATE VALUE	(#)	($)
	ON EXERCISE	REALIZED	EXERCISABLE/	EXERCISABLE/
NAMED EXECUTIVE OFFICER	(#)	($)	UNEXERCISABLE	UNEXERCISABLE

Richard E. Waugh	200,000	7,038,290	1,528,171	45,424,953
			581,351	4,691,739

Luc A. Vanneste	30,626	1,068,756	153,458	4,143,159
			86,592	563,884

Sarabjit S. Marwah	60,324	2,235,839	655,813	20,487,192
			178,669	1,309,436

Robert L. Brooks	—	—	457,274	13,415,665
			124,334	1,035,967

Brian J. Porter	—	—	28,099	209,619
			154,565	732,852

*	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price on the TSX of Bank common shares at October 31, 2007 was $53.48.
Securities Authorized for Issuance under Equity Compensation Plans
The following table provides details on the Bank’s equity compensation plans as at January 3, 2008:

	SECURITIES TO BE ISSUED				SECURITIES REMAINING			AGGREGATE
	UPON EXERCISE OF			WEIGHTED-AVERAGE	AVAILABLE FOR FUTURE			TO BE ISSUED UPON EXERCISE
	OUTSTANDING OPTIONS,			EXERCISE PRICE OF	ISSUANCE UNDER EQUITY			PLUS
	WARRANTS AND RIGHTS			OUTSTANDING	COMPENSATION PLANS			AVAILABLE FOR ISSUANCE
			% OF	OPTIONS,			% OF		% OF
EQUITY COMPENSATION			OUTSTANDING	WARRANTS AND			OUTSTANDING		OUTSTANDING
PLANS[1]	#		COMMON	RIGHTS	#		COMMON	#	COMMON

Stock Option Plan	28,544,611		2.90%	$29.11	17,841,693		1.81%	46,386,304	4.71%
Director Stock Option Plan[2]	144,000		0.01%	$23.04	518,000		0.05%	662,000	0.07%

Total	28,688,611	[3]	2.91%	$29.08 [4]	18,359,693	[5]	1.86%	47,048,304	4.78%

1.	The Bank does not have any equity compensation plans that are not approved by security holders.

2.	Effective October 28, 2003, the Bank discontinued granting stock options to Directors.

3.	Number as at October 31, 2007 was 27,885,353.

4.	Weighted-average price at October 31, 2007 was $26.79.

5.	Number as at October 31, 2007 was 20,525,547.
     In fiscal 2007, the exercise of options under the Stock Option Plan has resulted in the issuance of 5,475,060 Bank common shares, representing 0.56% of outstanding Bank common shares at the fiscal year-end (on a non-diluted basis).
     In fiscal 2007, the exercise of options under the Director Stock Option Plan has resulted in the issuance of 10,000 Bank common shares.
     For more information, refer to “Stock Based Compensation’’, Note 16 to the 2007 Consolidated Financial Statements.
Retirement Benefits
Executives, including the Named Executive Officers, have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,222 per year of service, for executives retiring in 2007. This limit will gradually increase to $2,444 per year of service for executives retiring after 2008. The Bank has entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to certain executive officers, including the Named Executive Officers.

Scotiabank 32

     For Mr. Vanneste and Mr. Porter and other Executive Vice-Presidents, total retirement benefits from all Bank sources are capped at 70% of highest average five-year compensation. Compensation includes the lesser of actual bonus and target bonus. For Mr. Vanneste, provided he remains with the Bank until July 12, 2009, an additional year of pension service will be credited for each two years of actual service with the Bank. Mr. Porter joined the Scotiabank Pension Plan on November 1, 2005. Previously, Mr. Porter participated for 12 years in the Pension Plan for Employees of Scotia Capital Inc. Mr. Porter’s individual retirement agreement provides a supplemental pension in respect of all years that he is a member of the Scotiabank Pension Plan and 5.33 years of his Scotia Capital employment.
     For Mr. Waugh, Mr. Marwah and Mr. Brooks, the annual pension paid at normal retirement, from all Bank sources combined, is 70% of the sum of 1) final base salary and 2) average bonus over the highest consecutive five years of bonus payout. An additional payment of 30% of final base salary is paid in the first year of retirement.
     Early retirement pensions are paid if the executive officer, including a Named Executive Officer, retires from the Bank within five years of normal retirement. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive officer’s pension.
     The following table indicates the estimated annual pension that would be payable, from all Bank sources combined, to executive officers, including Mr. Vanneste and Mr. Porter, but excluding the other Named Executive Officers:

Estimated Annual Pension at Retirement

COMPENSATION RECOGNIZED FOR	YEARS OF CREDITED SERVICE
PENSION	5	10	15	20	25	30
($)	($)	($)	($)	($)	($)	($)

250,000	24,000	47,000	71,000	95,000	118,000	142,000
500,000	49,000	97,000	146,000	195,000	243,000	292,000
750,000	74,000	147,000	221,000	295,000	368,000	442,000
1,000,000	99,000	197,000	296,000	395,000	493,000	592,000
1,250,000	124,000	247,000	371,000	495,000	618,000	742,000
1,500,000	149,000	297,000	446,000	595,000	743,000	892,000

1.	The amounts shown assume participation in the Scotiabank Pension Plan on a contributory basis.

2.	The amounts shown have been reduced by the estimated Canada/Quebec Pension Plan benefit payable at normal retirement.

3.	For Mr. Porter, the amounts shown include the estimated annual pension payable in respect of service from November 1, 2005, when he joined the Scotiabank Pension Plan. In addition, for service prior to November 1, 2005, the estimated annual pension payable to Mr. Porter at normal retirement age, based on 2007 compensation, is: $26,000 from the Pension Plan for Employees of Scotia Capital Inc.; and $47,000 in respect of the supplemental pension for 5.33 years of his Scotia Capital employment.
The following table outlines the estimated annual pension that would be payable, from all Bank sources combined, at retirement to Mr. Waugh, Mr. Marwah and Mr. Brooks:

COMPENSATION RECOGNIZED
FOR PENSION	AGE 58	AGE 60	AGE 63
($)	($)	($)	($)

1,000,000	560,000	616,000	700,000
1,250,000	700,000	770,000	875,000
1,500,000	840,000	924,000	1,050,000
1,750,000	980,000	1,078,000	1,225,000
2,000,000	1,120,000	1,232,000	1,400,000
2,250,000	1,260,000	1,386,000	1,575,000
2,500,000	1,400,000	1,540,000	1,750,000
2,750,000	1,540,000	1,694,000	1,925,000
3,000,000	1,680,000	1,848,000	2,100,000
3,250,000	1,820,000	2,002,000	2,275,000
3,500,000	1,960,000	2,156,000	2,450,000

1.	An additional payment of 30% of final base salary is paid in the first year of retirement.

2.	Pension benefits are not reduced by any Canada/Quebec Pension Plan benefit payable at retirement.

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     Additional disclosure on the pension arrangements for each of the Named Executive Officers is provided in the following table:

Additional Disclosure on Pension Arrangements

			TOTAL	ESTIMATED ANNUAL
			ACCRUED PENSION	PENSION BENEFIT
	YEARS OF PENSION	2007 ANNUAL	OBLIGATION AS AT	PAYABLE AT NORMAL
	SERVICE AS AT	SERVICE COST	OCTOBER 31, 2007	RETIREMENT AGE
NAMED EXECUTIVE OFFICER	OCTOBER 31, 2007	($)	($)	($)

Richard E. Waugh	37	559,000	20,783,000	1,750,000
Luc A. Vanneste	12	190,000	1,595,000	282,000
Sarabjit S. Marwah	28	309,000	8,890,000	791,000
Robert L. Brooks	39	260,000	10,234,000	762,000
Brian J. Porter	14	151,000	1,319,000	241,000

1.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year.

2.	The Total Accrued Pension Obligation represents the value of the projected pension benefit, earned for all service to date.

3.	The Estimated Annual Pension Benefit payable at Normal Retirement Age is estimated based on total projected service at Normal Retirement Age, fiscal 2007 compensation and the terms of the current retirement agreements.

4.	The estimated cost of these future pension benefits is calculated each year by the Bank’s independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 18 to the 2007 Consolidated Financial Statements. The key assumptions are a discount rate of 5.6% per year and a rate of increase in future compensation of 4.25% per year.

5.	The estimated costs of these future benefits assume that all benefits are vested. Mr. Vanneste, Mr. Marwah and Mr. Porter are not yet vested in their supplemental pensions.

6.	The estimated costs of these future benefits assume that the Named Executive Officers retire at Normal Retirement Age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

7.	The impact of the Named Executive Officers’ own contributions, if any, on the estimated cost of these future benefits is not material. Accordingly, any Named Executive Officer’s contributions have not been taken into account in calculating these estimated costs.

8.	The estimated costs of these future benefits are based on assumptions which represent current contractual entitlements; these entitlements may change over time.

9.	The methods used to determine the estimated costs shown are not identical to the methods used by other companies and, as a result, these amounts may not be directly comparable across companies.
Change of Control and Termination Without Cause
The Bank has not entered into any employment agreements with its Named Executive Officers with respect to change of control or termination without cause. The compensation plans address the conditions for vesting of benefits under these circumstances.
     The change of control provisions contained in applicable Bank compensation plans are “double-trigger”, which require both a change of control, and the termination of employment without cause to take effect. Under the PSU, RSU, Stock Option Plan and executive pension arrangements, if the employment of an executive, including a Named Executive Officer, is terminated by the Bank within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.
     The Equity Plan Termination Provisions table outlines the vesting provisions under a variety of other circumstances, such as retirement, death and termination. For more information refer to the descriptions of individual plans, including the individual retirement agreements for Named Executive Officers applicable to Bank plans, described above in the Retirement Benefits section.

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Total Annual Compensation
The Bank defines total annual compensation as the total of cash and equity-based compensation and annual pension service cost. Details of Mr. Waugh’s compensation are presented in the Human Resources Committee Report on Executive Compensation above. For the purpose of providing a comprehensive view of the Named Executive Officers’ compensation, the following annual compensation statements are provided:

LUC A. VANNESTE
EXECUTIVE VICE-PRESIDENT AND	2007	2006	2005
CHIEF FINANCIAL OFFICER	($)	($)	($)

Cash
Annualized Base Salary[1]	400,000	400,000	350,000

Bonus[2]	575,000	550,000	375,000

Equity
Performance Share Units granted	650,000	600,000	413,000

Stock Options granted[3]	650,000	600,000	412,000

Total Direct Compensation	2,275,000	2,150,000	1,550,000

Pension
Annual Service Cost[4]	190,000	187,000	165,000

Total Annual Compensation	2,465,000	2,337,000	1,715,000

SARABJIT S. MARWAH	2007	2006	2005
VICE-CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER	($)	($)	($)

Cash
Annualized Base Salary[1]	550,000	550,000	550,000

Bonus[2]	800,000	725,000	575,000

Equity
Performance Share Units granted	1,175,000	1,100,000	900,000

Stock Options granted[3]	1,175,000	1,100,000	900,000

Total Direct Compensation	3,700,000	3,475,000	2,925,000

Pension
Annual Service Cost[4]	309,000	289,000	259,000

Total Annual Compensation	4,009,000	3,764,000	3,184,000

ROBERT L. BROOKS	2007	2006	2005
VICE-CHAIRMAN AND GROUP TREASURER	($)	($)	($)

Cash
Annualized Base Salary[1]	500,000	425,000	405,000

Bonus[2]	765,000	650,000	550,000

Equity
Performance Share Units granted	700,000	750,000	650,000

Stock Options granted[3]	700,000	650,000	650,000

Total Direct Compensation	2,665,000	2,475,000	2,255,000

Pension
Annual Service Cost[4]	260,000	231,000	213,000

Total Annual Compensation	2,925,000	2,706,000	2,468,000

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BRIAN J. PORTER	2007	2006
EXECUTIVE VICE-PRESIDENT AND CHIEF RISK OFFICER	($)	($)

Cash
Annualized Base Salary[1]	450,000	450,000

Bonus[2]	700,000	650,000

Equity
Performance Share Units granted	1,050,000	950,000

Stock Options granted[3]	1,050,000	950,000

Total Direct Compensation	3,250,000	3,000,000

Pension
Annual Service Cost[4]	151,000	148,000

Total Annual Compensation	3,401,000	3,148,000

Notes for all Named Executive Officer Total Annual Compensation Statements:

1.	Annualized Base Salary in effect at the end of the fiscal year, not actual earnings. For fiscal year earnings, refer to the Summary Compensation Table.

2.	Bonus amounts shown include any amounts deferred under the DSU Plan. Refer to footnote 1 of the Summary Compensation Table for a summary of the deferral history of the Named Executive Officers.

3.	The amounts represent the estimated compensation value at the time of grant. The number of options granted is provided in the Summary Compensation Table.

4.	The Annual Service Cost represents the value of the projected pension benefit, earned during the year.

Cost of Management Ratio (COMR)
The Bank has an ongoing commitment to open and transparent disclosure that will be of value to shareholders and others. In conjunction with other major Canadian financial institutions, the Bank uses a consistent standard for COMR calculations and reporting.
     The table below sets forth the aggregate compensation awarded to the Bank’s Named Executive Officers for each of the last three years as a percentage of Net Income After Taxes.

	AGGREGATE TOTAL		COMPENSATION
	COMPENSATION	NET INCOME AFTER TAXES	AS A PERCENTAGE OF
YEAR	($000’s)	($000’s)	NET INCOME AFTER TAXES

2007	22,759	4,045,000	0.56%
2006	21,408	3,579,000	0.60%
2005	26,459	3,209,000	0.82%

1.	Named Executive Officers by year includes:

2007: Messrs. Waugh, Vanneste, Marwah, Brooks, Porter

2006: Messrs. Waugh, Vanneste, Marwah, Brooks, Porter

2005: Messrs. Waugh, Vanneste, Marwah, Wilson, Chisholm

2.	Aggregate Total Compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date and annual pension service cost as reported above in the Total Annual Compensation Statements and in the CEO Summary Compensation Statement, included in the Committee’s Report.

3.	Net Income After Taxes represents Net Income as reported in the Consolidated Statement of Income in the 2007, 2006 and 2005 Consolidated Financial Statements.

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SHARE PERFORMANCE GRAPH
As at October 31, 2007, the following graph shows the total cumulative return on a $100 investment on October 31, 2002 Bank common shares with the cumulative total return of the S&P/TSX Banks Index and the S&P/TSX Composite Index over the five year period ending October 31, 2007, assuming reinvestment of all dividends.
Comparison of 5 Year Total Common Shareholders’ Return
1.	Scotiabank is one of the listed companies included in the S&P/TSX Banks Index and the S&P/TSX Composite Index.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
The table below shows the aggregate indebtedness of directors, executives and employees of the Bank and subsidiaries (current and former) outstanding at December 7, 2007 to the Bank and its subsidiaries. The amounts exclude routine indebtedness (See note 6 below).
Aggregate Indebtedness ($)

	TO THE BANK OR	TO ANOTHER
PURPOSE	ITS SUBSIDIARIES	ENTITY

Share Purchases	414,098	—
Other	14,375,088	—

Scotiabank 37

     The following table shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries in order to buy securities of the Bank and for other purposes. The amounts also exclude routine indebtedness. Executive officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

		LARGEST AMOUNT		FINANCIALLY ASSISTED
		OUTSTANDING		SECURITIES
		DURING THE		PURCHASES DURING
		FINANCIAL YEAR	AMOUNT	THE FINANCIAL YEAR
		ENDED	OUTSTANDING AS AT	ENDED
	INVOLVEMENT	OCTOBER 31, 2007	DECEMBER 7, 2007	OCTOBER 31, 2007
NAME AND PRINCIPAL POSITION	OF ISSUER	($)	($)	(#)

SECURITIES PURCHASE PROGRAM
Vice-Chairman
Sarabjit S. Marwah	Lender	82,185	59,855	—
Executive Vice-President
Sylvia D. Chrominska	Lender	80,829	78,770	—

OTHER PROGRAMS
Executive Vice-President
Robin S. Hibberd	Lender	1,485,678	1,452,131	N/A
Robert H. Pitfield	Lender	2,058,510	1,803,326	N/A

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the Bank had a general loan policy which enabled executives and employees of the Bank and its subsidiaries to borrow funds in order to buy securities of the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:
•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.
2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3 1/4% below customer mortgage rates for the first five years, 2 1/4% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $100,000 at 2 1/4% below, 1 1/4% below and 1% below regular customer mortgage rates for those periods respectively).
3.	Scotiabank Moneyback® VISA* accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold® VISA* accounts are available to employees, at customer interest rates (*Visa Int./Lic. user The Bank of Nova Scotia, ®Registered Trademark of The Bank of Nova Scotia).
4.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.
5.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the Securities Exchange Act.
6.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, if the loans are fully secured against their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

Scotiabank 38

DIRECTORS’ AND OFFICERS’ INSURANCE
The Bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2008. The policy covers individual directors and officers in circumstances where the Bank is not able or not permitted to indemnify such individuals. The policy has a $50,000,000 limit and a nil deductible. The annual premium for this coverage is $461,250.
NORMAL COURSE ISSUER BID
The Bank has filed a notice of intention to make a normal course issuer bid to enable it to purchase up to 20,000,000 Bank common shares. The notice provides that the Bank may purchase these shares between January 12, 2008, and January 11, 2009, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the TSX. Bank common shares purchased under the bid will be cancelled. A copy of the notice may be obtained from the Secretary of the Bank at the address set out below.
ADDITIONAL DOCUMENTATION
Financial information relating to the Bank is provided in the Bank’s comparative financial statements and management’s discussion and analysis for the 2007 fiscal year. Additional information relating to the Bank is available at www.sedar.com or at www.sec.gov (in the SEC’s EDGAR company filings section). A copy of the Bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the Secretary of the Bank at the following address:
Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario, Canada
M5H 1H1
DIRECTORS’ APPROVAL
The Board of Directors has approved the contents and the sending of this Management Proxy Circular.
Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
January 3, 2008
Toronto, Ontario, Canada

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SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS
The following 14 shareholder proposals and accompanying statements were submitted by three shareholders. The proposals are matters that the shareholders propose to raise for consideration at the Annual Meeting of Shareholders.
     Proposal No. 1 was submitted by Meritas Financial Inc., 410 Hespeler Road, Unit 5, Cambridge, Ontario, N1R 6J6 and Shareholder Association for Research and Education, Suite 1200, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3. The proposal was submitted in English and translated into French by the Bank.
     Proposals No. 2 to 10 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the Bank.
     Proposals No. 11 to 14 were submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, (519) 574-0252, Fax: (519) 896-6912, email: bobverdun@rogers.com. The proposals were submitted in English and translated into French by the Bank.
     The Board of Directors recommends voting AGAINST these proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these 14 proposals.
PROPOSAL NO. 1 — Advisory vote on executive compensation
RESOLVED, that shareholders of Bank of Nova Scotia urge the board of directors to adopt a policy that Bank of Nova Scotia’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Bank of Nova Scotia’s management, to ratify the report of the Human Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.
SUPPORTING STATEMENT:
Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.
     Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.
     For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.
     Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.
     An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from the U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*
     The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholder to provide issuers with their views of those decisions.

*	Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007. p. 10.

Scotiabank 40

The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1
The Bank and the Board appreciate the importance that shareholders place on effective executive compensation programs. That is why the Bank has worked hard to ensure there is a transparent, disciplined and balanced approach for determining executive compensation, including a number of effective ways for shareholders to express their views on the Bank’s approach.
     The Human Resources Committee is responsible for the Bank’s executive compensation and its goals and objectives. All members of the Committee are independent and combine their own expertise with input from external consultants and shareholders in making compensation decisions, especially to ensure a strong link to corporate performance. Detailed information on both the Bank’s compensation philosophy and programs are provided in the Human Resources Committee Report on Executive Compensation and the Executive Compensation section in this Management Proxy Circular.
     Scotiabank appreciates the sentiment being expressed and the desire for ways of providing input to the Committee, but believes that an advisory vote on executive compensation (particularly if negative) may in fact and unfortunately only confuse matters, as such a vote would not indicate what element or aspect of the Bank’s compensation process or which executive’s pay package may be at issue.
     It is important to note that shareholders can express their views and provide input on these policies in a direct and focused manner through discussions with management, the shareholder proposal process and votes on equity compensation plans (for example, amendments to the Bank’s Stock Option Plan were approved by shareholders at the last Annual Meeting). Members of the Committee, including the Chairman, are also available at the Annual Meeting to answer questions regarding executive compensation. Taken together, the Bank believes that this type of input is very useful and offers significant scope for input on executive compensation.
     As such, and notwithstanding the sentiment being put forward, the Bank and the Board of Directors believe that the advisory vote contemplated by this proposal is unnecessary and recommends that shareholders vote against it.
PROPOSAL NO. 2 — A 10% increase in the dividend distributed to shareholders who keep their securities for more than two years
It is proposed that the Scotia Bank foster the continuity of its share ownership by increasing by 10% the dividends normally paid for shares held for at least two years.
The market instability over the last few years and the quest by investors of short-term profitability stimulate investors to “continuously play the market”. The adoption of the MÉDAC proposal would be beneficial by, in addition to acknowledging the loyalty of share ownership, promoting the development of a pool of shareholders with more long-term return goals and valuing management, orientation and remuneration policies focused on the sustainability of the Scotiabank.
     This proposal is inspired by a French law adopted on July 12, 1994 authorizing corporations to reward individual shareholders for their loyalty. Currently in force at major French corporations, Air Liquide and Lafarge, this arrangement encourages the small shareholders to keep their shares, to develop a higher sense of belonging and to value long-term oriented policies.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2
While the Bank endorses the proposal’s objective of encouraging share ownership loyalty, the proposal is not legally permitted under the Bank Act (Canada). Banks can have only one class of common shares and the rights of the common shareholders must be equal in all respects, including the payment of dividends. However, Scotiabank does support and encourage long-term share ownership, in ways that are legally possible, as it believes that such holdings promote the best interests of both the Bank and shareholders. The Bank believes that shareholders are encouraged to maintain their holdings through the Bank’s dividend policy, its return on equity and its long-term share performance (for a five-year history of the common shareholders’ return see the Share Performance Graph in this Management Proxy Circular). The Bank also believes that even if legally possible, paying higher dividends only to long-term shareholders could negatively affect the Bank’s share price. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 3 — Voting rights granted for shares held for a minimum of one year
It is proposed that shareholders only obtain voting rights for shares held for a minimum period of one year.
This proposal is based on recommendations from the HEC-Concordia Institute for Governance of Private and Public Organizations, whose financing is ensured in part by the Jarislowski [sic] Foundation and the above-mentioned universities.
     The Institute states the following reasons:
“The practice of granting all the privileges of corporate citizenship immediately upon purchase of a share has two negative, or at the very least, dubious, results:
It gives undue influence and power to transient shareholders determined to create short-term value for themselves by all possible means, in

Scotiabank 41

particular, by leveraging a short-term stock position to influence the outcome in takeover situations or to provoke such situations.
     Transient investors induce in managers a short-term perspective attuned to the expectations of these shareholders; for instance, a study by Brian Bushee concludes that ''...high levels of transient ownership are associated with an over-weighting of near-term expected earnings.... This finding supports the concerns that many corporate managers have about the adverse effects of an ownership base dominated by short-term focused institutional investors’’ (Bushee, 2004).
     In another paper, Graham, Harvey, and Rajgopal (2005) report on a survey of some 400 financial executives in the U.S. They found that financial executives would forego positive net present value projects to meet short-term earnings benchmarks. They write: ''In the end, many of our results are disturbing. The majority of CFOs admit to sacrificing long-term economic value to hit a target or to smooth short-term earnings.’’
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3
Notwithstanding the proposal’s objective to discourage short-term investors, this proposal is not legally permitted under the Bank Act (Canada). Banks can have only one class of common shares, and the rights of the common shareholders must be equal in all respects, including the right to vote at shareholder meetings. As noted above, Scotiabank does support and encourage long-term share ownership, in ways that are legally possible, as it believes that such holdings promote the best interests of both the Bank and shareholders. The Bank believes that shareholders are encouraged to maintain their holdings through the Bank’s dividend policy, its return on equity and its long-term share performance (for a five-year history of the common shareholders’ return see the Share Performance Graph in this Management Proxy Circular). The Bank also believes that even if legally possible, granting voting rights only to long-term shareholders could negatively affect the Bank’s share price. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 4 — Compensation premiums for employees
It is proposed that the Scotia Bank by-laws, in the event of a merger or an acquisition, provide for the payment in the employees’ pension fund of an amount equal to twice the amount of compensation premiums and benefits paid to officers and directors.
The August 15, 2007 edition of the newspaper La Presse reveals that senior executives and directors of BCE will pocket an aggregate of $170 million further to the hostile takeover from the Ontario Teachers’ Pension Plan. In the Alcan and Rio Tinto merger, the Directors’ Circular for the acceptance of the US$38.1 billion offer reported incentive awards of $110 million for executives and officers of the company. The president will receive, if the transaction is accepted, at least $51 million. Should the latter be dismissed further to the takeover from Rio Tinto, he would be eligible to an additional compensation of at least $8.1 million. His principal assistant executive officers at Alcan will share a jackpot of at least $88 million in premiums and miscellaneous earnings.
     MÉDAC believes that it is unfair for employees not to receive any benefits under such a financial transaction. These loyal employees have spent years and often decades building the company. They deserve much more than some executive officers that are only there in transit to fill up their pockets, enjoy a gilded retirement and other benefits out-of-step with the quality of services they have rendered to the Scotiabank.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4
Scotiabank differs from the examples provided above in a few key ways: the Bank does not typically have employment agreements or separate change of control agreements with its executive officers. In other words, Scotiabank’s executive officers do not have ''golden parachutes’’. The Bank does have change of control provisions in its long-term incentive plans (the option plan, the RSU Plan and the PSU Plan) and the individual retirement agreements for executive officers, but these provisions require not just a change of control but also the termination of employment without cause. Furthermore, these change of control provisions do not confer any additional awards to management.
     In the event of a merger or an acquisition, members of the Bank’s Board of Directors would not receive any additional compensation.
     The Bank believes that its compensation programs very much align management and shareholder interests. For these reasons, the Bank recommends that shareholders vote against this proposal.

Scotiabank 42

PROPOSAL NO. 5 — Gender parity on the board of directors
It is proposed that within a maximum of three years from the date of the adoption of this proposal the number of women and the number of men on the board of directors of the Scotia Bank be equal.
Last year at the annual general meeting, the MÉDAC proposal suggested that women make up one third of the members of the Board of Directors within a maximum of three years from the adoption of said proposal. MÉDAC is upgrading its requirements on this matter, being convinced that an increase in the presence of women on the Board of Directors will allow to bring value added to its operation. A survey conducted in 2004 by the Catalyst Institute with 353 of the largest companies in the world indicated that those with more women on their Board of Directors posted the best financial yields. Concurrently, according to a study by the Conference Board, it is clearly demonstrated that the presence of women modifies the operation of a Board of Directors. For example, during meetings, women have different concerns, ask new questions and bring other points of view. The subjects addressed are broader and therefore become more representative of all aspects related to good governance. Moreover, in the opinion of upscale hiring specialists, they offer distinctive skills (ability to multi-task, consensus builders and great communicators, more long-term concern issues), resulting in value added to the work of Boards of Directors. In the province of Quebéc, 24 government corporations (Section 5 of the Auditor General Act) now are required to have, by 2011, an equal number of men and women on their Board of Directors.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5
The Board of Directors of the Bank currently has 15 members, four of whom are women. This figure compares favourably with all of the other major Canadian banks and corporation boards generally. The Board appreciates the importance of gender diversity and over the long term, seeks to have more women both among its members and among the Bank’s senior management. In recognition of the Bank’s improvement in our representation of women in our senior management team, the Bank received the internationally prestigious 2007 Catalyst Award for Scotiabank’s Advancement of Women initiative.
     As Board positions open, the Corporate Governance and Pension Committee and the Board of Directors conduct a search with the assistance of a professional search firm for a new director nominee. However, gender is just one of many factors considered when looking at prospective directors.
     The Corporate Governance and Pension Committee acts as the nominating committee for the Bank. The Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise and geographic representation, and submits its recommendations to the Board. This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. Factors considered by the Committee and the Board in its review of potential candidates include: prominence in business, institutions or professions; residency in and familiarity with certain geographic regions where the Bank carries on business; integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; financial literacy; and knowledge and appreciation of public issues and familiarity with local, national and international affairs.
     It is the duty of the Board to propose candidates for the Board who, in the Board’s view, can best contribute to the stewardship of the Bank, taking into account the Bank’s needs at a particular time. It would be inappropriate to constrain the Board in this regard by imposing a requirement that a fixed percentage of Directors must be women. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 6 — Information on pay equity
It is proposed that the annual report and the management proxy circular disclose the equity ratio between the aggregate remuneration of the most senior executive officer of the Scotia Bank, including annual salary, premiums, bonuses, long-term bonus program payments and any other form of remuneration, and the average remuneration of employees.
According to a study published in May 2006 by the Teachers’ Pension Plan, there is no correlation between the total stock return of a company and the remuneration of its executive officers. This study came to a very disquieting finding: the CEOs who received the highest compensation increases did not succeed in increasing the shares of their companies faster than the shares of other companies in the same industry. In Canada, the median remuneration of CEOs of major companies in 2006, according to data compiled by the Globe and Mail, was 116 times the average remuneration of Canadian workers.
     Remuneration policies for executive officers and their general working conditions are too generous, even excessive, which is unfair to subordinate staff and employees. It is imperative that the statutes and regulations of our institutions commit to fair and equitable human resources policies.

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The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 6
The Bank’s compensation policies and programs are designed to attract and retain employees, including executives, with the relevant skills, knowledge and abilities, and motivate and reward employees and executives for both individual and business performance. The Human Resources Committee of the Bank is responsible for reviewing the Bank’s compensation policies. For a detailed summary of these policies and the Committee’s review, please see the Human Resources Committee Report on Executive Compensation in this Management Proxy Circular.
     As part of the Bank’s ongoing commitment to open and transparent disclosure that will be of value to shareholders and others, the Bank, along with other Canadian financial institutions, has voluntarily published a Cost of Management Ratio (COMR). This ratio sets out the aggregate compensation paid to the Bank’s Named Executive Officers for the last three years as a percentage of Net Income After Taxes (see Cost of Management Ratio in this Management Proxy Circular).
     The Human Resources Committee reviews the compensation to be awarded under the compensation programs, including those applicable to branch employees and executives.
     For all employees and executives, compensation is reviewed against relevant and appropriate comparator groups and competitive market data. The Bank believes that its employees at all levels are compensated appropriately. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 7 — Prior shareholders approval of the compensation policy for executive officers
It is proposed that the compensation policy for the five most senior executive officers of the Scotia Bank be previously adopted by shareholders, as well as the fees of the members of the board of directors.
In the face of the significant cost of an excessive remuneration system, it is legitimate that shareholders, owners of Scotiabank, be asked to approve the remuneration policy of the five highest paid executives, and the fees paid to the members of the Board of Directors. The current policy of the accomplished fact in these matters is archaic and offensive to shareholders, relegated to the role of a stamp of approval at annual meetings.
     Such a requirement is listed in the 2004 ''OECD Principles of Corporate Governance’’ published by the Organisation for Economic Co-operation and Development:
“Shareholders should be able to make their views known on the remuneration policy for board members and key executives. The equity component of compensation schemes for board members and employees should be subject to shareholder approval.’’
     In France, it is the whole fee package offer of the members of the Board of Directors that must be approved by shareholders. In the United States, all share or option participation plans are submitted to a vote at shareholders’ general meetings. On April 20, 2007, the House of Representatives, in a historical vote of 269 against 134, accepted a new law imposing the consultative vote on the remuneration policy by shareholders of exchange listed corporations. Let us emphasize in this regard the results of the votes obtained by ''say on pay’’ resolutions during a few of the major annual meetings: Ingersoll-Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 7
The Bank received another proposal for inclusion in this Management Proxy Circular and would refer shareholders to the Board’s response to Proposal No. 1 above (respecting a non-binding advisory vote on compensation). This proposal, however, goes even further and is recommending a binding vote on the compensation of the five most senior executives of the Bank. The Bank believes that compensation decisions for senior executives are most properly determined by the Human Resources Committee and the Board of Directors and that, as outlined in our previous response above, currently shareholders have access to appropriate and effective means of providing their views to the Committee and the Board of Directors on compensation matters. As such, the Bank and the Board of Directors believe that the vote contemplated by this proposal is unnecessary and recommends that shareholders vote against this proposal.
PROPOSAL NO. 8 — No option exercise prior to the end of the executive officers’ mandates
It is proposed that the Scotia Bank governs the exercise of options given to senior executives and directors of our companies by stipulating that such options cannot be exercised by the stakeholders prior to the end of their mandate.
Ever since the mid 90s, North American companies have increased their use of stock options in the remuneration of their senior executives and directors. This practice has resulted in excessive and untenable remuneration levels in light of the performances of the great majority of companies and stock yield offered to shareholders. These abuses have greatly contributed to the dramatic loss of confidence of investors and of the public in the quality of corporate governance and the integrity of financial markets. The remuneration of corporate executive officers has been totally dissociated from the achievement

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of established long-term goals and has become an incentive to manage corporations for the sole purpose of the immediate evolution of the share price. The massive use of stock options as a component to the remuneration system is the main cause of these distortions and, according to many, it would be the source of numerous frauds involving executive officers who, with the complicity of their auditors, have contravened ethics and legislation to tamper with the information on the real financial situation of their corporation.
     Far from aligning the interests of executive officers with those of shareholders, options have led to the degradation of the investors’ wealth. On September 26, 2002, the Canadian Council of Chief Executives also came to this conclusion of failure by contending to understand the frustration felt by investors ''when senior executives are rewarded handsomely for past performance that proves to be short-lived.’’
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 8
The Bank’s Human Resources Committee is responsible for determining the appropriate levels of executive compensation for Scotiabank executives, as well as the mix of short, mid and long-term incentives that will align the interests of executives with those of shareholders. The Bank’s stock option plan, which has been approved by shareholders, is the long-term compensation component of the overall compensation package. This plan provides that options have a 10-year term, which the Human Resources Committee has determined is appropriate, given the other components of Bank compensation and general market practices. A number of years ago, the Bank significantly reduced the number of options granted and the number of eligible participants in its option plan, in recognition of shareholder preferences and market best practices.
     This proposal advocates that options should have terms that may result in options being held for a period that is well in excess of 10 years. While the Bank supports the long-term alignment of executive and shareholder interests through compensation (as evidenced by offering the Deferred Share Unit plan described earlier in the Human Resources Committee Report on Executive Compensation in this Management Proxy Circular), we believe that 10 years is a sufficiently long-term perspective for any particular option grant. We believe that the proposal would place the Bank at a competitive disadvantage, potentially undermining its ability to attract and retain talent. More specifically, this proposal would place executives’ personal finances at risk, since they would be unable to diversify their personal holdings as part of prudent personal financial planning. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 9 — Disclosure of interests in hedge funds and high-risk mortgage loans
Considering the serious concerns expressed by numerous observers and regulators on the impact of hedge funds as well as high-risk mortgages on the stability of the financial system, it is proposed that the Bank make public the information on its interests, direct or indirect, in this type of activity.
Last year, MÉDAC raised a red flag by asking for disclosure of participations in hedge funds. Our proposal was highly supported at annual meetings we participated in, generally over 10%. In accordance with the law, MÉDAC is filing this proposal again considering that these funds continue to be a very high risk for investors and that the available information does not enable them to accurately assess the risk they are facing.
     It is necessary to recall that hedge funds are funds that use risk hedging techniques to speculate on financial markets. Their financial strategy relies mostly on the large-scale mobilization of leverage, meaning a deep indebtedness earmarked to finance risky investments and arbitrage transactions to profit from price discrepancies between markets. Mostly established in tax havens, these funds do not hold securities, they borrow them and only become owners upon the realization of the transaction. There is therefore a maximum leverage. A large number of these funds, which are purely speculative, play on hearsay to create imbalances and give rise to the volatility required to make a profit without economic cause.
     The disclosure of the banks’ participation in such funds is not the only concern at MÉDAC with regards to risky investments. Last summer, the stock markets entered into a very high turbulence zone with the breadth of US subprime mortgages. In August 2007, on a single day, the New York Stock Exchange was down 400 points and Toronto, 300 points. This crisis was caused by certain US mortgage institutions that were granting loans at higher interest rates to American homebuyers that could not afford them. To make even more loans, these institutions then transformed these subprime loans into debt securities that were resold to other companies, like banks or specialized firms that offer their clients more risky mutual funds, like hedge funds, which funds are poorly regulated. Some Canadian financial institutions were heavily hit by this crisis.
     To ensure transparency, shareholders must be informed of such investments so that they may assess their investment in the company in light of the risks they incur and the highly speculative management philosophy adopted by their executive officers and the members of the Board of Directors.

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The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 9
     Hedge funds have received a certain amount of attention as the sector continues to grow and evolve. We believe hedge funds are a legitimate and important asset class and, when dealt with selectively, represent acceptable risk.
     At a minimum, we apply as rigorous a risk management process to evaluate hedge funds as we would for any investment or counterparty relationship. The Bank deals with a relatively limited number of hedge funds, and to date has not suffered any losses from its hedge fund relationships. Our overall exposure is not of concern. The Bank has provided additional disclosure on its hedge fund risk during quarterly analyst calls as appropriate.
     In addition, in order to provide enhanced disclosure to shareholders the Bank included a slide entitled “Asset Classes of Current Focus” in its Investor Presentations accompanying its Q3/07 and Q4/07 Reports. The asset classes discussed included Canadian non-Scotiabank sponsored asset-backed commercial paper, U.S. subprime exposure, LBO underwriting commitments and hedge fund counterparties.
     Given the above comments, the Board believes the current level of disclosure is appropriate and as such, we recommend that shareholders vote against this proposal.
PROPOSAL NO. 10 — Cumulative voting for the election of directors
It is proposed that the Scotia Bank amends its general by-laws to establish cumulative voting for the election of the members of its board of directors.
     Upon submitting this MÉDAC proposal to the Scotiabank shareholders’ meeting, it received a level of support of 6.55%. Under this election procedure, shareholders have the right to as many votes as the number of shares they hold multiplied by the number of candidates to elect. These votes can then be exercised in favour of a single candidate or all of them without distinction at the discretion of the shareholder. Cumulative voting is provided for in Canadian legislation to facilitate the expression of the will of minority shareholders in the election process of the directors of a corporation. One of the basics of good governance is the legitimacy of directors: in a world where the ownership of corporations has progressively transformed, over time, from a small number of significant shareholders to a myriad of smallholders of portions of shares and passive funds, the process of selecting directors is now exclusively in the hands of executives and members of the sitting Board of Directors, emphasizing independence and credibility, principles for which we admittedly acknowledge value, but obscuring the legitimacy of representation with respect to majority shareholders as to minority shareholders, a source of new ideas and value added for all shareholders.
     To ensure the application of this principle, we are asking for the implementation of the cumulative voting procedure, a way to ensure that minority shareholders can fully play their role, the current voting policies benefiting the positions of the management. The legitimacy of directors is as important as their independence and their credibility. This proposal is therefore not meant to judge the openness of the management and the Board of Directors to the shareholders’ concerns, but rather to essentially affirm the principle that the members of the Board of Directors must represent both majority shareholders and minority shareholders.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 10
     The Bank, like most other major corporations, elects directors by providing that shareholders may cast one vote per common share for as many candidates for director as there are directors to be elected. Any nominee in an uncontested election who receives a greater number of votes “withheld” than “for” his or her election is required to tender a resignation (see “Majority Voting Required in Director Elections” in the Statement of Corporate Governance Practices in this Management Proxy Circular). The Board believes that this system best ensures that directors will represent the interests of all shareholders, and not just those of a particular group.
     Cumulative voting, however, could seriously undermine this process. Cumulative voting means that each shareholder would have the right to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected, and the shareholders may cast all such votes in favour of one candidate or distribute them among the candidates in any manner they choose.
     The Board opposes cumulative voting because it would allow special interest groups to accumulate their votes, encouraging the election of directors to represent those same special interests. The current voting method better supports the election of directors committed to guiding the Bank in the best interests of all shareholders.
     Cumulative voting has been rejected by major public corporations in Canada and the U.S., and their shareholders, and the Board believes that it is not appropriate for Scotiabank. Shareholders have rejected similar proposals at the 2005, 2001 and 1998 Scotiabank Annual Meetings. For these reasons, the Bank recommends that shareholders vote against this proposal.

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PROPOSAL NO. 11 — Directors must put shareholders’ interests first
In choosing candidates for Director, this Bank’s nominating committee must give first priority to the nominees’ ability to effectively represent the interests of shareholders.
Shareholder’s Explanation:
     Excessive compensation of senior executives is the greatest single concern of shareholders, and there is widespread evidence that many bank Directors are too close to the senior executives to be able to make objective decisions. A glaring example of inappropriate compensation occurred at Canadian Imperial Bank of Commerce, where the executive team headed by John Hunkin made very costly errors, but the Board of Directors allowed Mr. Hunkin to retire early with bonuses and pension benefits that would have been excessive under any circumstances, but are particularly offensive for a bank that was nearly prohibited from doing any further business in the United States following revelations of CIBC’s illegal involvement in the Enron fiasco. At the same time as CIBC was writing off $1.3-billion on its failed Amicus strategy in the U.S., and while the Enron situation was leading to its $2.4-billion payout from shareholders’ assets, the Board of CIBC was secretly awarding at least $100-million in “retirement” payouts for Mr. Hunkin and an undisclosed number of other senior executives. If these excessive payouts had been disclosed at the time they were either awarded or vested, shareholders would have demanded corrective action. Mr. Hunkin’s share of the secret fund turned out to be worth $25,719,137. His colleagues’ shares of the secret retirement fund were not properly disclosed, even though several were Named Executive Officers for whom OSC rules always require all compensation to be fully disclosed. Instead of retiring in disgrace after the $2.4-billion Enron payout, Mr. Hunkin was given a boost in his pension because his friends on the Board of Directors decided to waive the reduction in his pension that should have been applied because he had not reached the age of 61 to qualify for a full pension. The shareholders of CIBC have an “accrued obligation” of $19,382,000 for Mr. Hunkin’s pension. It is obvious that the Board of Directors of CIBC is incapable of acting objectively and effectively to protect the interests of the shareholders. To prevent a similar situation from occurring at this Bank, the nominating committee has an obligation to recruit Directors who will vigorously defend shareholders’ interests and not be personally biased toward the senior executives.
     Note: The Bank is required by the Bank Act to include the foregoing shareholder statements in this Management Proxy Circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 11
The Board’s primary responsibility is to supervise the management of the Bank’s business and affairs, while providing effective governance. In doing so, the Board must strive to balance the interests of the Bank’s diverse constituencies around the world, including its shareholders, customers, employees and the communities in which it operates. In all actions taken by the Board, the Directors are expected to exercise independent business judgment in what they reasonably believe to be in the best interests of the Bank.
     The Bank and the Board invest considerable time and effort in identifying potential directors, taking into account a broad range of factors in terms of an appropriate blend of skills, business expertise and geographic representation. Scotiabank’s current Board is made up of business and community leaders active in the regional, national and international arena. Each Director provides the Bank with valuable insight and knowledge, which is essential, given the scope and diversity of its operations. The majority of the Bank’s Board is independent. For these reasons, the Bank believes its Directors are able to effectively represent the interests of shareholders and we recommend voting against this proposal.
PROPOSAL NO. 12 — Re-examine executive compensation for proper disclosure
All compensation programs for senior executives in the past decade shall be re-examined to ensure that they fully complied with Ontario Securities Commission regulations.
Shareholder’s Explanation:
Because of a glaring failure by the Canadian Imperial Bank of Commerce to properly disclose a “retirement” compensation plan for members of its senior executive team, it is appropriate for this Bank to re-examine its myriad plans for executive compensation to ensure that they have complied with, and continue to comply with, all applicable OSC rules. In the case of CIBC, a huge bonus pool was improperly disclosed in 2001 as a modest award of “units” that appeared on first reading to be nothing more than the type of deferred share units that are often awarded by banks to their directors and executives. Under that interpretation, then-CEO John Hunkin had been awarded 5,000 deferred share units worth approximately $250,000. However, when the total value of these “units” was finally disclosed after Mr. Hunkin took early retirement four years later (coincident with the announcement of the $2.4-billion Enron settlement), the actual value in his hands amounted to $25,719,137 (including dividends and capital gains). Several of CIBC’s other Named Executive Officers received similar payouts, but these were never disclosed in the form required by the

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OSC. After numerous inquiries from this shareholder, the Chairman of CIBC, in the presence of legal counsel, insisted that all payouts had been properly disclosed. The OSC rule they relied upon requires full disclosure in the Summary Compensation Table whenever an award “vests” under such a “long term incentive program”. In numerous documents distributed to shareholders, CIBC stated that these special retirement awards had all vested on Oct. 31, 2003, but they were not disclosed on that date. CIBC, on the direct advice of its legal counsel, insisted that the word “vest” means that the money must actually be in the hands of the executives in order for disclosure to be required. This is an egregious abuse of the English language, and a flagrant violation of the OSC rules. In order to protect itself from a similar scandal, this Bank must review all of its past and current programs for executive compensation to ensure that they are fully in compliance with OSC rules.
Note: The Bank is required by the Bank Act to include the foregoing shareholder statements in this Management Proxy Circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 12
The Bank and its Board take all legal obligations extremely seriously. Each of the Bank’s compensation programs meets legal disclosure requirements, including those established by the Ontario Securities Commission. The Bank’s executive compensation disclosure is annually reviewed against disclosure requirements with input from internal auditors and independent advisors. The Bank also considers disclosure best practices in its annual review.
     There is absolutely no indication of the Bank’s non-compliance in disclosure of executive compensation. As a result, we do not believe the proposal is necessary or appropriate. For these reasons, the Bank recommends that shareholders vote against this proposal.
PROPOSAL NO. 13 — Shift executive compensation to charitable purposes
This Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.
Shareholder’s Explanation:
The rapid rise in compensation for senior executives is a matter of grave concern to shareholders. It is also potentially very damaging to employee relations within the bank, as the gap between the incomes of the top executives and those of the front-line workers becomes ever greater. Senior executive compensation has reached such a level that any executive who spends such income for personal consumption would be guilty of the worst form of environmental crime. Our threatened planet cannot survive such excessive personal consumption. Fortunately, the reality is that most senior executives devote substantial portions of their wealth to charitable purposes. This is welcome and laudable, but it raises an obvious question: Why pay all of that shareholders’ money directly to executives only to have them return it to society through charitable causes? Part of the answer is ego: No bank CEO wants to be paid less than his counterparts at competing institutions. This can be easily solved: The largest part of executive compensation should be awarded in the form of credits to special charitable funds, which the senior executives can direct after retirement. If the donations made from these funds are clearly associated with this Bank, everyone wins: The executive supports his or her favourite causes; worthy charities receive deserved support; and the Bank’s shareholders benefit through positive publicity for good works done with the shareholders’ money.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 13
Scotiabank employees have a long and proud tradition of supporting the communities where they live and work, whether it’s volunteering their personal time or donating funds. While the Bank and the Board encourage this tradition at all levels, we believe it is a matter of personal choice.
     The executive compensation policies of the Bank are designed to attract, retain and motivate executives who have the relevant skills, knowledge and abilities, and to ensure that compensation is aligned with Bank performance and shareholder interests.
     The Human Resources Committee — made up entirely of independent directors — is responsible for recommending to the Board an overall compensation strategy for the Bank and setting the compensation of executive officers. We believe the proposal would place the Bank at a competitive disadvantage, potentially undermining the Bank’s ability to attract and retain talent and that the current compensation programs are appropriate and effective. Charitable giving at an individual employee level should remain a personal choice and, as such, we recommend that shareholders vote against this proposal.

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PROPOSAL NO. 14 — Majority voting shall be given full effect
Any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.
Shareholder’s Explanation:
This Bank currently recognizes that any Director who fails to receive a majority of “for” votes in the annual shareholder election is required to submit his or her resignation, but the Board retains the discretion to decline to accept the resignation. This is a violation of the fundamental principles of democracy. The failure to receive a majority of “for” votes in an uncontested election is absolute and uncontestable proof that the Director no longer has the confidence of the shareholders. If there are extenuating circumstances, such as health problems causing a poor attendance record, these facts should be disclosed in advance of the annual meeting, and shareholders can make their own informed judgments. It is totally unacceptable to allow anyone to serve as a Director if that person has not received the clearly-expressed majority support of the shareholders.
The Bank’s position:
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 14
     The Bank’s Corporate Governance Policies require that in an uncontested election, any nominee for Director who receives a greater number of votes “withheld” from his or her election than votes “for”, will tender his or her resignation to the Chairman of the Board of Directors following the Bank’s annual meeting.
     The Corporate Governance and Pension Committee of the Board will then consider the resignation offer and shall recommend to the Board whether or not to accept it. The Committee shall be expected to accept the resignation, except in situations where extenuating circumstances would warrant the applicable Director to continue to serve on the Board. This review process ensures that all relevant factors are considered, including the stated reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications and contributions of the Director whose resignation has been tendered. It also allows personal or private circumstances that may be inappropriate to publicly disclose to be fully and carefully considered.
     As such, the current policy provides sufficient scope and flexibility to respect the wishes of shareholders while ensuring that the services of highly qualified, effective Directors are not prematurely or unnecessarily lost to the detriment of the Bank and its shareholders. The Bank recommends that shareholders vote against this proposal.
NOTE: Discussion on withdrawn proposal
     In addition to these 14 shareholder proposals, the Bank received one other proposal that was subsequently withdrawn following discussions with the Bank.
     A proposal was made by Ethical Funds Inc. requesting the disclosure of the Bank’s procedures for evaluating credit risk associated with climate change. The Bank has agreed to disclose a suitability framework document outlining procedures for evaluating credit risk associated with climate change by March 2008. The Bank agreed to consult with Ethical Funds Inc., in completing the framework document.

Notice respecting Shareholder Proposals:
The Bank Act and Regulations require:
•	Shareholder Proposals for the 2009 Annual Meeting must be received by October 15, 2008 (at least 90 days before the anniversary date of the notice of the prior annual meeting).
•	To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular.)
•	There are grounds to refuse proposals.
•	The proposal and supporting statement together are not to exceed 500 words.
The foregoing is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
BOARD OF DIRECTORS
The Role of the Bank’s Board of Directors
The Board’s primary responsibility is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs. The Bank’s corporate governance policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. The Board is mandated to maintain the Bank’s strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management and to perform any other duties required by law. The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and skill of a reasonably prudent person. The committees of the Board assist the Board in fulfilling its responsibilities and duties. Board committees allow Directors to share responsibility and devote the requisite resources to a particular area or issue. Each committee has also prepared a report, and the reports are included in this Management Proxy Circular under the heading “Committee Reports”.
     In June 2007, the Board completed its annual review and approval of its written mandate, which is incorporated by reference into this Management Proxy Circular and is available at www.sedar.com. The Board’s mandate is also available in the Corporate Governance section of www.scotiabank.com. We set out below a summary of the principal responsibilities and duties of the Board:
Accountability and Compliance
•	The accountability of the Bank’s Board is assured partly by the Bank’s compliance with government regulations and the guidelines and rules of self-regulatory bodies and securities exchanges, and partly by the Bank’s own internal rules and standards. All Directors, officers and employees of the Bank must comply with Scotiabank’s Guidelines for Business Conduct (the “Guidelines”).
•	Strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department promotes ethical conduct and compliance Group-wide via a standardized compliance process which includes maintaining an awareness of relevant regulations, industry practices and emerging issues and trends in order to identify and assess compliance risks in relation to business activities, including new products and business initiatives. Group Compliance develops policies and procedures to support ongoing compliance, monitors adherence, investigates issues and reports on compliance activities, issues and controls to management and the Audit and Conduct Review Committee of the Board on a periodic basis.
•	The compliance initiatives and programs include the Guidelines process, the Scotiabank Group Compliance Program and infrastructure (including via the Group-wide Compliance Network, a network of business unit heads and compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities), the Bank Act Legislative Compliance Management System and other specialized compliance programs.
Adoption of a Strategic Planning Process
•	At least one Board meeting a year is devoted to strategic planning and discussions, following which the Board approves the overall strategy of the Bank. In 2007, there were two sessions devoted to strategic planning.
•	The Board’s strategic management oversight and evaluation encompasses reviewing and approving the processes for setting appropriate objectives and developing and implementing business plans. Execution of these processes, and the results, are subject to regular Board scrutiny.
•	An annual business plan is approved by the Board, and the financial performance of the Bank and the key business lines are regularly compared to the business plan.
•	In assessing the Bank’s accomplishments against previously-established objectives, the Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual business lines. The Board compares and measures results against previously established and approved plans, against past performance and against industry peers.
•	Throughout the year, new strategic initiatives are also regularly presented to the Executive and Risk Committee and the Board.

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Risk Assessment with respect to the Bank’s Business
•	The Board approves all major policies, including the management policies relating to credit, market, liquidity, fiduciary, operational risk, reputational risk, capital management, internal control and corporate governance.
•	Risk exposure is identified and monitored through the Executive and Risk and the Audit and Conduct Review Committees and the Board regularly obtains reasonable assurance that appropriate risk management processes and procedures are in place.
•	Internal Audit and Compliance report at least quarterly to the Audit and Conduct Review Committee on the Bank’s control environment and compliance procedures.
•	The Shareholders’ Auditors report annually to the Audit and Conduct Review Committee on their internal control findings arising from their audit of the Bank’s annual consolidated financial statements.
The Bank’s Internal Control and Management Information Systems
•	The Board is responsible for ensuring the integrity of the Bank’s internal controls and management information systems. The Board requires management to maintain an effective system of internal controls, including internal control over financial reporting and disclosure controls and procedures and in May 2007, the Board approved the Bank’s Internal Control Policy. As part of this Policy, the Bank’s Internal Audit department oversees the integrity of the Bank’s internal processes and controls. The Bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.
•	The Audit and Conduct Review Committee assists the Board in fulfilling its oversight responsibilities with respect to the Bank’s internal control and information systems. The Committee met eight times last year, including at each quarter end. The Committee has overseen the Bank’s work in identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the Bank’s certifications required under section 404 of SOX and under Multilateral Instrument 52-109.
•	The Committee meets once each year with representatives of the Office of the Superintendent of Financial Institutions to review the results of their examination. It also has an opportunity to meet independent of management at every meeting.
•	The Bank’s Chief Auditor, as well as the Shareholders’ Auditors, are invited to attend each Audit and Conduct Review Committee meeting and comment on the integrity of the Bank’s control and information systems.
•	The Committee receives reports from management and Internal Audit on the design and operating effectiveness of the Bank’s internal controls and any material weaknesses.
Disclosure of Information
•	The Bank has implemented certain disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the Bank and the Board.
•	As part of the Bank’s disclosure controls procedures, the Board approved a public disclosure policy and practices statement for the Bank, which is available on the Bank’s website. The disclosure policy addresses the timely, accurate and balanced disclosure of all material information about the Bank and fair and equal access to such information.
•	The Board has also approved a mandate for the Disclosure Committee, which is composed of senior officers of the Bank and reports to the President and Chief Executive Officer (the “CEO”). The Disclosure Committee is responsible for, among other matters, evaluating and discussing certain events in order to determine the appropriateness and timing for public release of material information. The Disclosure Committee also reviews core disclosure documents before circulation to the Board. The disclosure policy and practices statement is reviewed by the Disclosure Committee, at least annually, for the purpose of considering its effectiveness and updating the Bank’s procedures.
•	The Board is kept informed of all key issues at and between Board meetings and approves core disclosure documents, such as the Management Proxy Circular, the annual and interim consolidated financial statements and related Management’s Discussion & Analysis, the Annual Information Form and any prospectuses.
•	Reports on the quarterly financial results of the Bank are issued to shareholders. Management presents and discusses these results with analysts and investors following their publication. The public has access to these meetings via the telephone or Internet.
•	Media and general public queries are usually referred to the Bank’s Public, Corporate & Government Affairs Department.

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•	Investor Relations and the Bank’s website provide information about the Bank to investors, customers and other stakeholders.
•	The Board has also approved disclosure policies and procedures to keep the public informed about borrowing costs and transactional fees.
•	For other customer questions, branches are the first opportunity for customers to resolve complaints or ask questions. If branch managers are unable to resolve complaints, matters can be referred to the Office of the President. Unresolved issues can be directed to the Bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions made within the Bank.
Succession Planning
•	The Board supervises the succession planning processes at the Bank. The Human Resources Committee assists the Board in succession planning by recommending senior executive appointments, monitoring the development of individuals for key positions and assessing management’s performance (quantitative and qualitative). Special focus is given to the CEO position.
•	The Board approves all appointments at the Executive Vice-President level and above, and is informed of new Senior Vice-President appointments.
•	The Board is responsible for satisfying itself as to the integrity of the CEO and other executive officers and that they create a culture of integrity throughout the Bank.
Approach to Corporate Governance Issues
•	The Corporate Governance and Pension Committee has responsibility for developing the Board’s approach to governance issues.
•	The Bank’s Corporate Governance Policies are reviewed and re-approved by the Board annually to enhance the Bank’s governance structure. The Committee also reviews this Statement of Corporate Governance Practices each year and recommends it to the Board for consideration and approval.
•	The Committee is kept apprised of all applicable legislation and new developments related to the Bank’s corporate governance with a view to ensuring that the Board’s policies and practices stay current with evolving concepts of best practices in corporate governance. The Committee recommends policy enhancements to the Board, as appropriate.
Board Composition and Structure
Under the Corporate Governance Policies, the Board should have between 14 and 18 Directors. The Bank Act requires a minimum of seven Directors, of which at least two-thirds must not be affiliated. At the fiscal year-end, the Board numbered 16 members and following Mr. Schwartz’s retirement from the Board effective November 19, 2007, the Board numbered 15 members. The Bank’s goal is to attain the optimum size recommended by the Corporate Governance and Pension Committee, taking into consideration the need to staff four standing committees, three of which must be composed exclusively of independent Directors. As discussed more fully below, the Corporate Governance and Pension Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise, geographic representation and diversity, and submits its recommendations to the Board. The Board must approve any reductions or increases to its number.
     The current Directors include business and community leaders active at the regional, national and international levels, and they provide an invaluable breadth of expertise to the Bank. Overall, the size and composition of the Bank’s Board reflects the broad geographic reach of our customer base and our diversified international operations. All Board members currently participate in at least one standing committee, 12 Directors sit on two committees, and a portion of the membership of each committee rotates periodically. Directors are elected annually for a one-year term and between shareholder meetings, the Board may appoint additional Directors. In accordance with the Bank’s by-laws, Directors may serve on the Board until they attain the mandatory retirement age of 70. There are 14 Directors proposed for election by shareholders on March 4, 2008, a size we believe is appropriate. As Mrs. McDougall is no longer eligible to stand for reelection at the next Annual Meeting she will be retiring from the Board at that meeting but will continue to act as a director until then.
Director Independence
The Bank is committed to complying with all applicable laws, rules and regulations related to the status of its Directors. The Board has approved Director Independence Standards (the “Independence Standards”) which provide a framework for the Board to assess any material relationships of the Directors with the Bank. The Independence Standards reflect the

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applicable independence requirements set out by the CSA and the NYSE. The Board’s Independence Standards form part of the Bank’s Corporate Governance Policies and the text of the Independence Standards can be found in the Corporate Governance section of the Bank’s website and are attached as Appendix 2. The Board annually reviews the independence of the Directors against the Independence Standards. In assessing Director independence, the Board considers all relevant facts and circumstances, including the relationships of the non-management Directors, their spouses, children, principal business affiliations and others to the Bank. To assist the Board with its determination, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings. Also, each year, all Directors must certify their compliance with the Guidelines, which include the requirement for Directors to declare any material interest in matters coming before the Board.
     14 of 15, or 93.3%, of the Bank’s current and 13 of the 14, or 92.9% nominated Directors are independent, as defined under the Independence Standards, including the Chairman of the Board, Mr. Arthur R.A. Scace.
     The following Directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, John T. Mayberry, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Alexis E. Rovzar, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and Barbara S. Thomas.
     As of December 6, 2007, Richard E. Waugh was the only Director determined by the Board of Directors to be non-independent due to his position as President and Chief Executive Officer. Mr. Waugh is also affiliated under the Bank Act due to his management position.
Role of the Non-Executive Chairman of the Board
Mr. Arthur R.A. Scace was appointed as the Non-Executive Chairman of the Board effective March 2, 2004. The Chairman is an independent, outside Director and is currently a member of the Executive and Risk and Human Resources Committees and an ex-officio member of the Audit and Conduct Review and Corporate Governance and Pension Committees.
     The Board appoints the Chairman to lead it in fulfilling its duties effectively, efficiently and independent of management. The Chairman also acts in an advisory capacity to the CEO and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.
     In carrying out his duties, the Chairman ensures that the Board has adequate resources to support its decision-making requirements, plans and organizes the activities of the Board in consultation with the CEO and ensures delegated committee functions are carried out and reported to the Board. The Chairman is responsible for ensuring that independent Directors have adequate opportunities to meet and discuss issues without management present. At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. The Chairman chairs these independent Board sessions which are conducted at the beginning or end of the meeting, or both, if required. In fiscal 2007, there were nine such meetings held without management present. The independent Directors are also given the option of meeting alone without the non-management, non-independent Directors.
     Interested parties who wish to correspond directly with the non-management Directors may use the following contact information: Mr. A.R.A. Scace, Chairman, The Bank of Nova Scotia, 44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1.
Board Position Descriptions
The Board has approved mandates for the Board, the Chairman, Committee Chairs and individual directors which delineate the roles and responsibilities of each such position. These mandates and Board resolutions also define the limits to management’s authority. As discussed below, these mandates are further used for purposes of Board and Director assessments. These mandates can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.
Director Compensation
Director compensation is reviewed annually by the Corporate Governance and Pension Committee, which recommends any compensation changes to the Board. The Committee considers Directors’ risks and responsibilities, the time commitment, and comparator data of other companies, including the Bank’s key competitors. The Board approves any change to its fee structure or compensation components. In 2004, the Board’s compensation structure was revised based upon the Committee’s recommendation. In December 2007, based on the Committee’s recommendation, the Board approved a revised fee structure for Directors and will pay its non-employee Directors increased fees commencing in fiscal 2008. Shareholders must approve any change to the aggregate appropriation for Directors’ fees. The aggregate appropriation for Directors’ fees remains unchanged. Further details on Director compensation can be found under “Compensation of Directors” in this Management Proxy Circular.

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Nomination of Directors
The Corporate Governance and Pension Committee, which is composed entirely of independent Directors, acts as the nominating committee for the Bank. This Committee’s mandate includes responsibility for recommending to the Board proposed candidates for Director and determining the criteria for the selection of Board and committee members.
     This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. Factors considered by the Committee and the Board in its review of potential candidates include: prominence in business, institutions or professions; residency in and familiarity with certain geographic regions where the Bank carries on business; integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; financial literacy; and knowledge and appreciation of public issues and familiarity with local, national and international affairs. Directors are chosen for their ability to contribute to the broad range of issues that the Board addresses.
     The Committee ensures that new nominees will have adequate time to dedicate to being an effective member of the Board. In assessing each Director’s capacity to devote sufficient time to Board and committee work, the Committee considers the number of public company directorships held by Directors. It is the Board’s policy that no Director may sit on more than three audit committees of other public company boards without the consent of the Audit and Conduct Review Committee and the Board. Mr. Kirby sits on the audit committees of three other public companies with the consent of the Audit and Conduct Review Committee and the Board.
     The Committee also maintains an evergreen list of potential Director candidates for consideration and engages external advisors, as necessary, to assist in identifying suitable candidates. Prior to an individual’s nomination or appointment as a Director, the candidate meets with both the Chairman and the CEO and discusses the Board’s expectations with respect to Director contribution and commitment requirements.
Majority Voting Required in Director Elections
The Corporate Governance Policies require that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chairman of the Board of Directors following the Bank’s Annual Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors to be elected. The Corporate Governance and Pension Committee and the Board shall consider the resignation and whether or not it should be accepted. Resignations shall be expected to be accepted, except in situations where extenuating circumstances would warrant the applicable Director to continue to serve as a Board member. The Board shall disclose its decision, via press release, within 90 days of the applicable Annual Meeting. If a resignation is accepted, the Board may appoint a new Director to fill any vacancy created by resignation.
Committees of the Board of Directors
The Board has four standing committees: the Audit and Conduct Review Committee; the Executive and Risk Committee; the Corporate Governance and Pension Committee; and the Human Resources Committee. Further details on the work of the Board Committees are provided in the Committee Reports in this Management Proxy Circular.
Committee Composition
The charter for each of the Board’s four standing committees sets out the composition requirements for the respective committee. The Corporate Governance and Pension Committee reviews and recommends to the Board for approval, at least annually, the composition of the Board committees and recommends Directors to chair each committee. Each non-management Director is expected to be a member of at least one committee.
     Committee composition complies with all of the CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors. All committees of the Board are comprised of non-management Directors, with the exception of the Executive and Risk Committee, which has one management Director, Mr. Richard E. Waugh. The Audit and Conduct Review, Corporate Governance and Pension and Human Resources Committees are comprised exclusively of independent Directors. A majority of the members of the Executive and Risk Committee are independent.
     In addition to the Board’s standing committees, there are also regional advisory committees in the Quebec, British Columbia/Yukon, and Prairie regions. These committees help Directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management and review regional business opportunities.

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Committee Operations
Each committee chair must be a non-management Director, who is mandated to manage the operations of the committee and ensure the successful fulfillment of the committee’s charter and any other matters delegated to the committee by the Board. The committee chair is responsible for presiding over all committee meetings, setting the meeting agenda and ensuring that all committee members have the appropriate information and access to resources in order to fulfill their duties. After each committee meeting, the committee chair reports to the Board on the committee’s deliberations and on any decisions or recommendations. Each committee reviews the adequacy of its charter on an annual basis to ensure it reflects best practices and applicable regulatory requirements and reports the results of this review to the Corporate Governance and Pension Committee. Any changes to committee charters are approved by the Board. Each of the Audit and Conduct Review, Corporate Governance and Pension and Human Resources Committee may engage outside advisers or consultants, as the committee deems necessary, in order to discharge its duties, and committees have authority to approve the consultants’ fees and terms for retention.
Orientation and Continuing Education
The Corporate Governance and Pension Committee is responsible for ensuring a relevant orientation and education program is in place for Directors. The goal of the Board orientation program is to ensure that all Directors fully understand the nature of their roles, responsibilities and duties as Board members and are knowledgeable about the nature and operation of the Bank’s business. The orientation program is tailored for individual Directors to reflect his or her knowledge, unique skills, experience and education. New Directors are provided with orientation packages which address all key legal requirements, the Bank’s by-laws, the duties and responsibilities for directors, key Bank and Board policies and procedures, an overview of the Bank’s key business lines and organizational charts and copies of the Bank’s public disclosure documents. New Directors meet with the CEO and other executive officers throughout the year. New Directors also receive the Bank’s Corporate Governance Information Book (the “Book”), which is updated each year and reissued to all Directors. The Book includes information on: corporate governance, Directors’ duties and responsibilities, the Board and its committees; Bank Act and other applicable legal requirements; and insider reporting and the Guidelines.
     The Bank ensures that Directors have timely access to materials and information in order to properly discharge their responsibilities and maintains a secure Directors’ intranet site to facilitate prompt dissemination of information to all Directors. Each year, the Bank schedules off-site Board meetings in different locations to familiarise Directors with the Bank’s regional and international operations. To assist Directors in maintaining and enhancing their skills as Directors, the Bank conducts ongoing information sessions for all Directors, and arranges for seminars by senior executives on significant, specialized or complex aspects of business operations. During the 2007 fiscal year, management and external professional advisors made presentations to the Board on issues affecting the Bank’s operations, including educational sessions concerning the Basel II operational risk and credit risk and presentations to the Bank’s Executive and Risk Committee on the Bank’s operations and initiatives in Mexico. Directors may also participate in external professional development education programs designed to assist them in the execution of their roles as a Director, at the Bank’s expense. All of the Bank’s Directors are members of the Institute of Canadian Directors (the “ICD”) and as members of the ICD, have access to ICD events which foster director education and advocacy of best practices in governance.
Board Assessments
The Corporate Governance and Pension Committee, in conjunction with the Chairman, conducts an annual assessment of the Board’s effectiveness and contribution. The assessment is comprised of three components: a self-assessment; a Board assessment; and peer evaluations.
     Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Pension Committee approves the content of this questionnaire and the Chair of this Committee reviews the results with the Chairman. The Committee’s findings and recommendations and a summary of the survey results are provided to the Board. The self-assessment is strictly confidential to encourage full and frank commentary on all aspects of the Board’s operations by all Directors. The Chairman and the Chair of the Corporate Governance and Pension Committee also meets with each individual Director to discuss their assessment of the Board’s effectiveness, the performance of each Board committee, their own performance and any other issues relating to Board effectiveness, including the Board’s orientation and education program.
     Assessments of the performance of the Board, its committees and individual Directors are also conducted each year, as part of this process. In these assessments, the Board, each of the committees and the Chairman are assessed against their responsibilities as set out in their respective mandates, charters or position description. In its review of the Board, the Corporate Governance and Pension Committee also considers the overall size, composition and operation of the Board and its committees, to ensure their continued effectiveness. The Board assessment process also provides individual Directors with an opportunity to comment on management performance and their access to and communications with senior

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management at the Bank. The Board views this review and assessment process as productive for the evaluation and enhancement of performance and as conducive to stimulating discussion of new corporate governance and education initiatives.
Ethical Business Conduct
As part of the Bank’s corporate governance practices, the Board has adopted the Guidelines, which serve as the Bank’s code of ethics. The Guidelines provide a framework for ethical behaviour based on the Bank’s mission and values, and on applicable laws and regulations. They have been in place for many years and apply to all Directors, officers and employees of the Bank. Each new Bank employee is required to review the Guidelines and confirm such review prior to the commencement of their employment. In recognition of the integral role of the Guidelines within the Bank and in the way the Bank conducts its business, each Director, officer and employee of the Bank is annually required to provide his or her written confirmation of their compliance with the Guidelines for the prior fiscal year and to confirm that each such individual has re-read the Guidelines.
     The Board monitors compliance with the Guidelines through the Audit and Conduct Review Committee. The Audit and Conduct Review Committee receives an annual report on compliance with the Guidelines, including notices of any material deviation from the standards set out in the Guidelines and any corrective action taken by the Bank in this regard. The Audit and Conduct Review Committee reports to the Board on whether there are appropriate and effective processes in place for ensuring adherence to the Guidelines and on any reports it receives of any material deviations from the standards adopted in the Guidelines and the Bank’s response.
     The Guidelines also contain an addendum dealing specifically with matters of particular Director concern. From time to time, matters may come before the Board where a Director may have a conflict of interest. If and when such matters arise, that Director will declare him or herself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Director’s Questionnaires, Directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance. The Board also complies with all Bank Act requirements with respect to conflicts of interest. Amendments to the Guidelines and waivers, if any, for Directors and executive officers will be approved by the Board and will be disclosed in accordance with applicable securities laws and on the Bank’s website. There were no waivers granted in 2007.
     As part of the Board’s commitment to supporting and maintaining an environment that supports ethical decision-making, the Board oversees that employees have effective systems in place for raising issues that present an ethical concern. In October 2007, the Board approved an updated Financial Reporting Whistleblower Policy and Procedures (“Whistleblower Policy”). The Whistleblower Policy serves as a supplement to the Guidelines and allows employees to report accounting and auditing concerns or suspected fraudulent activity, confidentially and anonymously through a toll-free hotline and a website, maintained by an independent third party. Employees may also report financial reporting concerns through their supervisors or directly to the Bank’s Chief Auditor. Upon receipt of a significant reporting concern, the Chair of the Audit and Conduct Review Committee and executive management will be notified. The concern will then be investigated by independent external or internal parties and appropriate action will be taken. External parties may also report concerns, including financial reporting concerns, to the Office of the President — Customer Concerns. The Whistleblower Policy has processes in place to protect any employees wishing to raise such issues or who have provided information or assisted in an investigation of securities fraud or related crimes.
     The Guidelines can be found on SEDAR at www.sedar.com and in the Corporate Governance section of the Bank’s website at www.scotiabank.com and are available in print to any shareholder upon written request to the Secretary of the Bank.
Senior Executive Management of the Bank
The Human Resources Committee has approved mandates for all executive management positions, including the CEO and all Executive Officers of the Bank. Each position description delineates the roles and responsibilities of such position. Annually, the Human Resources Committee measures the performance of the CEO against predetermined short and long-term objectives, and the position’s mandate. For details regarding the CEO’s objectives and performance in 2007, see “Human Resources Committee Report on Executive Compensation” in this Management Proxy Circular. The Board reviews this performance review and the assessments made of other executive officers in achieving their respective business line or operational objectives.

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APPENDIX 2

DIRECTOR INDEPENDENCE STANDARDS
A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.
1.	A director will not be independent if:
•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank or a subsidiary;

•	the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$100,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).
An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:
•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

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Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. The Board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the Bank or a director’s role in a charitable organization which has received a certain level of contributions from the Bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

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44 KING STREET WEST
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www.scotiabank.com

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